Exhibit 99.2

Stantec
STN TSX- NYSE
WE ARE BETTER TOGETHER
2017 MANAGEMENT INFORMATION CIRCULAR
March 14, 2017

INVITATION TO SHAREHOLDERS	7

NOTICE OF ANNUAL GENERAL MEETING	9

QUESTIONS AND ANSWERS ON VOTING	10

BUSINESS OF THE MEETING	13
1 Financial Statements	13
2 Election of Directors	13
3 Appointment of Auditor	14
4 Amendment of the Long-Term Incentive Plan	14
5 Nonbinding Advisory Vote on Executive Compensation	15

NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS	16
Description of Nominees	16
Additional Information about Director Nominees	20

DIRECTOR COMPENSATION	21
Compensation Updates	21
Components of Compensation	21
Directors’ Total Compensation for 2016	24
Director Equity Ownership	24

STATEMENT OF CORPORATE GOVERNANCE PRACTICES	25
Composition of Our Board	26

BOARD OF DIRECTORS INFORMATION	30
Role and Duties of the Board of Directors	30
Serving on Our Board	32

COMMITTEE REPORTS	35
Audit and Risk Committee	35
Corporate Governance and Compensation Committee	37

EXECUTIVE COMPENSATION OVERVIEW	39
Performance and Compensation Summary	39
Compensation Discussion and Analysis	42
2016 Compensation Details	55
Employment Agreements	58

ADDITIONAL INFORMATION	62
Currency	62
Interest of Certain Persons in Matters to be Acted Upon	62
2016 Shareholder Proposals	62
Continuous Disclosure	62
Shareholder Feedback	63
Directors’ Approval	63

SCHEDULE A	64
Overview of Stantec Long-Term Incentive Plan	64

SCHEDULE B	71
Activities of the Audit and Risk Committee in 2016	71

SCHEDULE C	73
Activities of the Corporate Governance and Compensation Committee in 2016	73

2 2017 Management Information Circular

ABOUT STANTEC
Creating communities is our purpose. Designing with community in mind is our promise. We’re active members of the communities we serve. That’s why at Stantec, we always design with community in mind. The Stantec community unites approximately 22,000 employees working in over 400 locations across 6 continents. We collaborate across disciplines and industries to bring buildings, energy and resource, environmental, water, and infrastructure projects to life. Our work - engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, construction services, project management, and project economics, from initial project concept and planning through to design, construction, commissioning, decommissioning, and remediation - begins at the intersection of community, creativity, and client relationships. Our local strength, knowledge, and relationships, coupled with our world-class expertise, have allowed us to go anywhere to meet our clients’ needs in more creative and personalized ways. With a long-term commitment to the people and places we serve, Stantec has the unique ability to connect to projects on a personal level and advance the quality of life in communities across the globe. Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Stantec Inc. 3

We Put People First Our people are at the core of what we do, and we want them to succeed. By providing challenging work and by developing our leaders, we foster a culture of opportunity, mentorship, diversity, and innovation. e Are Better Together When we combine our unique strengths and passion, we reach our full potential as an organization and as trusted advisors to our clients.
We Do What Is Right Working with integrity is a promise we make to our clients, colleagues, and shareholders. Our high standard of business practices guides our project management framework, code of ethics, and policies and practices. We Are Driven to Achieve Achievement at every level begins and ends with a firm commitment to being the best we can be. We are committed to being a top 10 global design firm across the sectors, markets, and regions we serve, and we plan to achieve an average compound annual growth rate of 15%.

4 2017 Management Information Circular

LIVING
OUR VALUES

Stantec Inc. 5

Invitation to Shareholders

Dear Fellow Shareholder:

The Stantec board of directors and management team invite you to attend the annual general meeting of shareholders of Stantec Inc. Details of the meeting follow:

Date:	Thursday, May 11, 2017

Time:	10:30 AM (MDT)

Place:	Stantec Centre

New York Room

10160 – 112 Street

Edmonton, Alberta T5K 2L6

During the meeting, we will consider the matters of business described in the accompanying Management Information Circular and host a question-and-answer period.

Enclosed in this package are the Notice of Meeting, Form of Proxy or Voting Instruction Form, and Management Information Circular. Please return your voting instructions as soon as possible to ensure that your vote is recorded.

Thank you for your continuing support.

Sincerely,

Aram Keith, Chair Board of Directors	Bob Gomes, P.Eng. President & CEO

Stantec Inc. 7

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8 2017 Management Information Circular

Notice of Annual General Meeting

Notice is hereby given that Stantec Inc. (“Stantec” or the “Company”) will hold its annual general meeting of shareholders on Thursday, May 11, 2017, at 10:30 am (MDT) at Stantec Centre, New York Room, 10160 – 112 Street, Edmonton, Alberta, T5K 2L6. The meeting will be held to

1	Receive Stantec’s financial statements for the financial year ended December 31, 2016, together with the auditors’ report on those statements

2	Elect the directors of Stantec

3	Appoint the auditors of Stantec and authorize the directors to fix the auditors’ remuneration

4	Approve amendments to the Company’s Long-Term Incentive Plan to replenish and increase the fixed number of shares authorized for issuance under the plan

5	Consider a nonbinding advisory resolution on Stantec’s approach to executive compensation

6	Transact any other business as may properly be brought before the meeting

The accompanying Management Information Circular contains additional information regarding these matters and forms part of this notice. Stantec’s 2016 audited financial statements are included in our 2016 Annual Report, which is free for shareholders on request.

The board has fixed the close of business on March 14, 2017, as the record date for the determination of shareholders entitled to notice of and to vote at the meeting. Only shareholders of record on that date are entitled to vote on these matters at the meeting.

By order of the board of directors,

Paul J. D. Alpern

Senior Vice President, Secretary and General Counsel

March 14, 2017

Stantec Inc. 9

Questions and Answers about Voting

Who can attend and vote at the meeting?

If you hold common shares of Stantec at the close of business on March 14, 2017, you have the right to attend the meeting and cast one vote for each common share that you hold.

What items of business am I voting on?

You will be voting on

•	The election of Stantec’s directors

•	The appointment of Stantec’s auditors

•	Amendments to replenish and increase the number of shares authorized for issuance under Stantec’s Long-Term Incentive Plan

•	A nonbinding advisory vote on Stantec’s approach to executive compensation

Please see the Business of the Meeting section of this Management Information Circular for more information.

Am I a registered or beneficial shareholder?

You are a registered shareholder if you hold any common shares in your own name.

You are a beneficial shareholder if

•	Your common shares are held by an intermediary, such as a bank, securities broker, trust company, trustee, or other nominee who holds your common shares on your behalf, or

•	You hold your common shares through Stantec’s Employee Share Purchase Plan, for which Manulife Financial is the trustee in Canada and Computershare Trust Company is the trustee in the United States

If you are not sure whether you are a registered or beneficial shareholder, contact Computershare, Stantec’s transfer agent and registrar, at

•	1-800-564-6253 (North America)

•	1-514-982-7555 (International)

How can I vote if I am a registered shareholder?

As a registered shareholder, you can vote by proxy or in person. See the details that follow:

A. BY PROXY

•	Internet: Visit the website shown on your proxy form. Refer to your holder account number and control number on your proxy form, and follow the online instructions.

•	Telephone: Call the toll-free telephone number shown on your proxy form. Refer to your holder account number and control number on your proxy form, and follow the instructions.

Note: You cannot appoint anyone other than Aram H. Keith or Robert J. Gomes as your proxy holder if you vote by phone.

•	Mail or deliver by hand: Complete, sign, and date the proxy form following the instructions provided; return it by mail using the envelope provided or deliver by hand.

•	Appoint another person to attend the meeting to vote your shares for you: You can appoint someone else to represent you at the meeting. This person does not need to be a shareholder of Stantec but must attend the meeting to vote your shares. Complete your proxy form—on paper or online—by printing the person’s name in the space provided. Make sure that the person you appoint is aware that he or she has been appointed as your proxy holder and attends the meeting.

When your proxy holder arrives at the meeting, he or she must register with a Computershare representative before entering the meeting.

B. IN PERSON

Do not complete or return your proxy form; instead, attend the meeting where your vote will be taken and counted. When you arrive at the meeting, register with a Computershare representative before entering the meeting.

10 2017 Management Information Circular

How can I vote if I am a beneficial shareholder?

If you are a beneficial shareholder, you will receive all materials through an investment dealer or other intermediary. Carefully follow the intermediary’s procedures when completing your voting instruction form. Return the form promptly to ensure that your shares are voted at the meeting.

If you are a beneficial shareholder and want to vote in person at the meeting, insert your own name in the space provided on your voting instruction form, and carefully follow the instructions. When you arrive at the meeting, register with a Computershare representative before entering the meeting.

How can I vote if I am an employee shareholder?

If you hold shares through Stantec’s Employee Share Purchase Plan, you can direct the trustee of the plan (Manulife in Canada and Computershare in the United States) to vote your employee shares as you instruct. Provide instructions as follows:

•	Internet: Visit the website shown on your proxy form. Refer to your holder account number and control number on your proxy form, and follow the online instructions.

Telephone: Call the toll-free telephone number shown on your proxy form. Refer to your holder account number and control number on your proxy form, and follow the instructions.

Note: You cannot appoint anyone other than Aram H. Keith or Robert J. Gomes as your proxy holder if you vote by phone.

•	Mail or deliver by hand: Complete, sign and date the proxy form following the instructions provided; return it by mail using the envelope provided or deliver by hand.

Your employee shares will be voted for or against or will be withheld from voting only in accordance with your instructions. If your proxy form is not received by the plan’s trustees according to the procedures above, your employee shares will not be voted at the meeting.

What does it mean to vote by proxy?

Voting by proxy means that you are giving the person named on your proxy form or voting instruction form, as applicable, the authority to vote your shares for you at the meeting according to your instructions. A proxy form or voting instruction form, as applicable, is included with this Management Information Circular.

Who is soliciting my proxy?

Stantec’s management is soliciting your proxy, and the costs for doing so (including costs to mail materials to our beneficial owners via their intermediary) are borne by Stantec.

In addition to soliciting proxies by mail, employees of Stantec may also solicit proxies via telephone, email, or in person. If determined advisable, Stantec may retain an agency to solicit proxies for Stantec in Canada and the United States.

How will my shares be voted if I return my proxy form?

By completing and returning a proxy form, you are authorizing the person or people named in your proxy to attend the meeting and vote your shares on each item of business that you are entitled to vote on according to your instructions.

Note: If you have appointed Aram H. Keith or Robert J. Gomes as your proxy holder and you do not provide him with instructions, he will vote your shares as follows:

•	FOR electing each of the nominated directors listed in this circular

•	FOR appointing Ernst & Young LLP as auditors for the Company and authorizing the board to fix their remuneration

•	FOR amending Stantec’s Long-Term Incentive Plan in accordance with this circular

•	FOR accepting Stantec’s approach to executive compensation

If you are appointing someone else to vote your shares for you at the meeting, your proxy holder will vote your shares according to your voting instructions.

Stantec Inc. 11

What happens if amendments, variations, or other matters are brought before the meeting?

The voting instructions you provide by proxy give discretionary authority to the person you appoint as proxy holder to vote as he or she sees fit (to the extent permitted by law) on any amendment or variation to any of the matters identified in the Notice of Meeting and on any other matter that may properly be brought before the meeting.

As of March 14, 2017, no director or executive officer of the Company was aware of any variation, amendment, or other matter to be presented for a vote at the meeting.

What is the deadline to return my proxy form?

Regardless of the voting method you choose, your proxy form or voting instructions must be received by Computershare before 10:30 AM (MDT) on May 9, 2017. If the meeting is adjourned or postponed, your proxy must be signed and received before 10:30 AM (MDT) on the second-last business day before the date of the reconvened meeting.

If I change my mind, can I revoke my proxy once I have given it?

If you are a registered shareholder and have voted by proxy, you may revoke your proxy in one of several ways:

•	By providing new voting instructions on a proxy form with a later date or at a later time if you are voting by telephone or on the Internet. Any new voting instructions must be received by Computershare before 10:30 AM (MDT) on May 9, 2017, or, if the meeting is adjourned or postponed, by 10:30 AM (MDT) on the second-last business day before the date of the reconvened meeting.

•	By delivering a revocation of proxy to the registered office of Stantec (to the attention of our corporate secretary at 10160 – 112 Street, Edmonton, Alberta, T5K 2L6) any time before 10:30 AM (MDT) on May 10, 2017, or, if the meeting is adjourned or postponed, before 10:30 AM (MDT) on the business day before the date of the reconvened meeting.

•	By going to the meeting and delivering a form of revocation of proxy to the chair of the meeting before the start of the meeting or before any adjournment or postponement. You may then vote at the meeting.

You may also revoke your proxy in any other manner permitted by law.

If you are a beneficial shareholder, you may revoke your voting instructions by contacting the person who serves your account. However, you are subject to the same time constraints as noted above for registered shareholders.

If you are an employee shareholder and you have voted by submitting your proxy, you may revoke it by providing new voting instructions with a later date or at a later time if you are voting by telephone or on the Internet. However, any new voting instructions will take effect only if received by 10:30 AM (MDT) on May 9, 2017, or, if the meeting is adjourned or postponed, by 10:30 AM (MDT) on the second-last business day before the date of the reconvened meeting.

How many shares are entitled to vote at the meeting?

As of March 14, 2017, the Company had 114,162,409 common shares issued and outstanding. Each common share carries the right to one vote on each matter that comes before the meeting.

What percentage of votes is required to approve the items of business to be voted on at the meeting?

A majority—over 50%—of the votes cast at the meeting is needed for approval of each item of business.

Is my vote by proxy confidential?

Under normal conditions, your vote will be kept confidential because the Company’s transfer agent tabulates proxies and votes. However, confidentiality may be lost if a question arises about a proxy’s validity, revocation, or any other like matter. Loss of confidentiality may also occur if the board decides that disclosure is in the best interest of the Company or its shareholders.

Who are the principal shareholders of the Company?

To the knowledge of the Company, as of March 14, 2017, no one beneficially owns, directly or indirectly, or exercises control or direction over 10% or more of the outstanding common shares of Stantec.

12 2017 Management Information Circular

Business of the Meeting

1 Financial Statements

Our consolidated financial statements for the year ended December 31, 2016, together with the auditors’ report on those statements, will be placed before the meeting. Our financial statements are contained in our 2016 Annual Report, available on our website at stantec.com and on SEDAR at sedar.com. Our Form 40-F is available on EDGAR at sec.gov. If you would like a free copy of any of these documents, contact our corporate secretary at 10160 – 112 Street, Edmonton, Alberta, T5K 2L6.

2 Election of Directors

Eight directors will stand for election at the meeting. The persons listed in the Nominees for Election to the Board of Directors section of this Management Information Circular (“circular”) will be presented for election at the meeting as management’s nominees. We believe that each person nominated is well qualified to be a director of Stantec. Each has confirmed his or her willingness to serve if elected. If any nominee is unable to serve as a director for any reason arising before the meeting, the person named in your proxy has the discretion to vote for another nominee at the meeting. Each director elected at the meeting will hold office until the next annual meeting of shareholders or until his or her successor is duly elected or appointed.

The director nominees follow:

Douglas K. Ammerman	Robert J. Gomes	Donald J. Lowry
Delores M. Etter	Susan E. Hartman	Marie-Lucie Morin
Anthony P. Franceschini	Aram H. Keith

Ivor Ruste will not stand for re-election at the meeting. Information relating to his service on our board does not appear with the information regarding the eight proposed nominees for election. However, because Mr. Ruste acted as a director up to the meeting date, information concerning him does appear in other sections of this circular that pertain to members of the board.

MAJORITY VOTING FOR DIRECTORS

To ensure accountability to shareholders, the board has adopted a policy that requires any nominee in an uncontested election who receives a greater number of votes “withheld” than votes “for” his or her election as a director (i.e., the nominee is not elected by at least a majority of 50% + 1 vote) to promptly tender his or her resignation to the Corporate Governance and Compensation Committee of the board. The committee will consider the resignation and promptly recommend to the board whether to accept it. Any director who tenders his or her resignation will not participate in the committee recommendation or board consideration regarding whether to accept the resignation.

The board expects that resignations will be accepted unless extraordinary circumstances warrant a contrary decision. The board will act on the committee’s recommendation no later than 60 days following the certification of the shareholder vote. We will promptly publicly disclose the board’s decision and publish that decision in a report filed on SEDAR at sedar.com.

We recommend that you vote FOR the election of the nominees listed above. Unless otherwise instructed, the management representatives designated in the enclosed proxy intend to vote FOR the election of those nominees.

Stantec Inc. 13

3 Appointment of Auditor

The board recommends that Ernst & Young LLP, Chartered Professional Accountants, be reappointed as our auditor for the 2017 fiscal year. Ernst & Young LLP has served as our auditor since December 11, 1993.

We recommend that you vote FOR the reappointment of Ernst & Young LLP as our auditor to hold office until the close of the next annual shareholders’ meeting at remuneration to be fixed by the board. Unless otherwise instructed, the management representatives designated in the enclosed proxy intend to vote FOR this reappointment.

4 Amendment of the Long-Term Incentive Plan

On May 15, 2014, shareholders of Stantec approved the Company’s Long-Term Incentive Plan (LTIP). The full text of the LTIP that was approved is attached to the management information circular of Stantec dated March 20, 2014, which can be found on SEDAR at sedar.com and EDGAR at sec.gov. The LTIP was amended in 2016 to effect certain housekeeping amendments as described on page 49 of this circular. The LTIP enables the Company to extend long-term incentives to eligible employees through the grant of stock options, share appreciation rights, dividend equivalent rights, restricted share units (RSUs), and performance share units (PSUs).

At the time of its inception in 2014, the LTIP provided for a maximum of 2,500,000 common shares reserved for awards granted under the Plan. Following Stantec’s two-for-one stock split on November 14, 2014, the total aggregate number of common shares reserved for issuance became 5,000,000 (which, as of the date of this circular, represents 4.38% of the issued and outstanding common shares of the Company). This reserve includes a sublimit of 1,000,000 common shares (post stock split), which is the maximum number of shares available for settling share units issued under the Plan. To date, the only form of share units issued under the LTIP are PSUs, and all are settled in cash.

Stantec has grown considerably since the inception of the LTIP. To provide the Company with increased flexibility to award options and other long-term incentives to eligible employees, the Company proposes to amend the LTIP by

•	Replenishing 66,622 previously exercised options and 2,550,728 shares reserved for issued and outstanding grants under the LTIP

•	Increasing the number of common shares that may be issuable pursuant to awards granted under the LTIP by 1,000,000, so that the maximum number of shares that may be issuable pursuant to future grants of options and other awards under the LTIP may not exceed 6,000,000 shares. This aggregate limit will have no impact on the sub-limit set for settling share units under the Plan, which will remain fixed at 1,000,000.

The table below shows the shares available under the LTIP, before and after the proposed replenishment and increase:

	Common shares issuable upon exercise of outstanding awards (#)	Common shares available for future grants under the terms of the LTIP (#)	Maximum common shares issuable upon exercise of outstanding and future grants (#)
Currently approved LTIP	Options: 2,550,728 PSUs: Nil(1) RSUs: Nil(1)	2,382,650(2)	4,933,378(2)
Proposed replenishment and increase to LTIP	n/a	3,617,350(3)	3,617,350(3)
Total	2,550,728	6,000,000	8,550,728
Percentage of outstanding common shares (non-diluted)	2.23%	5.26%	7.49%
(1)	All PSUs granted under the LTIP to date are settled in cash. There have been no RSUs granted under the LTIP.

(2)	This figure does not include common shares that have previously been issued pursuant to awards granted under the LTIP. As at the date of this circular, a total of 66,622 common shares have been issued pursuant to the exercise of options under the LTIP. No common shares have been issued under the LTIP pursuant to the settlement of PSUs or RSUs.

(3)	Represents the sum of: (i) 1,000,000 common shares added to the fixed maximum number of common shares issuable under the LTIP; (ii) the replenishment of 2,550,728 common shares issuable under the LTIP; and (iii) the replenishment of 66,622 common shares issued upon the exercise of options granted under the LTIP.

On February 22, 2017, the board approved amending the LTIP to replenish and increase the fixed maximum number of shares available for awards granted under the LTIP, subject to receiving approval of the TSX and shareholders at the meeting. The TSX has conditionally approved the increase as long as certain conditions are met including, among other things, that a majority of not less than 50 percent plus one of the votes cast by shareholders present in person or voting

14 2017 Management Information Circular

by proxy at the meeting approve this resolution. If approved, the 6,000,000 shares reserved for issuance under the plan represents approximately 5.26% of the Company’s current issued and outstanding common shares as at the date of this circular. We expect this reserve should be sufficient for awards granted under the LTIP for the next 4 years.

A detailed description of the LTIP is attached to this circular as Schedule A. As of the date of this circular, there were 2,550,728 common shares issuable under awards granted under the LTIP that remain issued and outstanding (which, as of the date of this circular, represents 2.23% of the issued and outstanding common shares of the Company.)

At the meeting, shareholders will be asked to consider and, if deemed advisable, to approve, the following resolution:

Resolved that:

1.	The Company is hereby authorized to amend the Long-Term Incentive Plan of Stantec Inc. approved by shareholders on May 15, 2014 to: (a) replenish 2,617,350 common shares reserved for grants under the LTIP; and (b) increase the total number of common shares which are available for issuance under the LTIP from 5,000,000 to 6,000,000, which includes 1,000,000 common shares set aside for issuance to settle share units granted under the LTIP.

2.	The Company is hereby authorized to file the amended LTIP with the TSX and to make any revision to the text of the LTIP if and as required by the TSX.

3.	Any officer of the Company be and is hereby authorized to execute and deliver, for and on behalf of Stantec, all such documents and to do all such other acts and things as may be considered necessary or desirable to give effect to this resolution and to do all such other acts and things as may be deemed necessary or desirable to carry out and give effect to the foregoing.

In order to be passed, this resolution requires the support of a majority of the votes cast at the meeting either in person or by proxy.

We recommend that you vote FOR the resolution approving the amendments to the LTIP. Unless otherwise instructed, the management representatives designated in the enclosed proxy intend to vote FOR this resolution.

5 Nonbinding Advisory Vote on Executive Compensation

In 2016, Stantec held a shareholder advisory vote on the Company’s approach to executive compensation. Of the votes cast, 82.65% endorsed the Company’s approach to executive compensation. The Company is again providing shareholders with an opportunity to cast at the meeting an advisory vote on the Company’s approach to executive compensation, as disclosed in the Executive Compensation Overview section of this circular (beginning on page 39). The Compensation Discussion and Analysis subsection sets out how we compensate our executives, what our named executive officers are paid, and how their compensation is linked to Stantec’s performance. We invite any shareholder to forward comments about our approach to executive compensation to Susan Hartman, chair of the Corporate Governance and Compensation Committee, attention to the corporate secretary, at 10160 – 112 Street, Edmonton, Alberta, T5K 2L6.

At the meeting, shareholders will be asked to vote on the following advisory resolution:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in the Company’s Management Information Circular delivered in advance of the 2017 annual general meeting of shareholders.

Because this is an advisory vote, the results are not binding on the board. However, the Corporate Governance and Compensation Committee of the board will review and analyze the results of the vote and consider them when reviewing our executive compensation philosophy, policies, and programs. The Company will also disclose the results of this vote as part of its report on voting results for the meeting.

We recommend that you vote FOR the adoption of the advisory resolution on our approach to executive compensation. Unless otherwise instructed, the management representatives designated in the enclosed proxy intend to vote FOR this resolution.

Stantec Inc. 15

Nominees for Election to the Board of Directors

Description of Nominees

The following tables give information as of March 14, 2017, about the nominees for election to the board, including each nominee’s background and the key qualifications relevant to serving on our board. All nominees are current directors of Stantec.

Douglas K. Ammerman Age: 65 Laguna Beach, California United States Director since 2011 Independent

Douglas Ammerman is a retired partner with KPMG LLP. Mr. Ammerman was with KPMG for almost 30 years, and during that time, he served as the national practice partner, as the managing partner of the Orange County office, and as a member of KPMG’s nominating committee for its board of directors. He holds a master’s degree in business taxation from the University of Southern California, as well as a bachelor of arts degree with an accounting emphasis from California State University at Fullerton. Mr. Ammerman is past president and director emeritus of the Pacific Club and served in the Reagan Administration as Special Assistant to the Secretary of Interior.

	Key Qualifications
	✓ Public accounting ✓ Public company board ✓ Professional services management
	Stantec Board and Committee Memberships	Attendance	Attendance Total
	Board of Directors	7 of 7	100%
	Audit and Risk	4 of 4	100%
	Other Board Memberships	Other Committee Memberships
	Fidelity National Financial, Inc. (NYSE-FNF)	Audit (chair)
	J. Alexander’s Holdings, Inc. (NYSE-JAX)	Audit (chair); Compensation
	William Lyon Homes Inc. (NYSE-WLH)	Audit (chair); Compensation; Nominating and Corporate Governance
	Total Equity at Risk (Common Shares and Deferred Share Units)
	Value at risk	$2,094,373

Delores M. Etter Age: 69 Camano Island, Washington United States Director since 2011 Independent

Delores Etter recently retired from the Department of Electrical Engineering at Southern Methodist University in Dallas, Texas. She held the Caruth Professorship in Engineering Education and was a Distinguished Fellow in the Darwin Deason Institute for Cyber Security. From 2005 to 2007, she held the position of Assistant Secretary of the Navy for Research, Development and Acquisition. Dr. Etter is a member of the National Academy of Engineering, a former member of the National Science Board, and a Fellow of the Institute of Electrical and Electronic Engineers. She has held multiple senior executive leadership positions with the U.S. Department of Defense, as well as served on the faculties of the U.S. Naval Academy, the University of Colorado at Boulder, and the University of New Mexico.

	Key Qualifications
	✓ Cyber security ✓ US government agency procurement and acquisition ✓ Risk analysis
	Stantec Board and Committee Memberships	Attendance	Attendance Total
	Board of Directors	6 of 7	86%
	Corporate Governance and Compensation	8 of 9	89%
	Audit and Risk(1)	2 of 2	100%
	Other Board Memberships	Other Committee Memberships
	Esterline Technologies Corporation (NYSE-ESL)	Nominating and Corporate Governance (chair); Enterprise Risk; Compensation; Compliance
	Lord Corporation	Strategy; Human Resources (chair)
	Total Equity at Risk (Common Shares and Deferred Share Units)
	Value at risk	$1,654,665

	(1) Dr. Etter ceased to be a member of the Audit and Risk Committee effective May 12, 2016.

16 2017 Management Information Circular

Anthony (Tony) P. Franceschini Age: 66 Edmonton, Alberta Canada Director since 1994 Independent

Tony Franceschini was employed by Stantec between January 1978 and May 2009. He has provided consulting services, management, and leadership, serving as president and CEO from June 1, 1998, until his retirement on May 14, 2009. He has been a director of Stantec since the Company became publicly traded in March 1994. Mr. Franceschini is also a director of three other public companies.

	Key Qualifications
	✓ Executive leadership ✓ Strategic planning and execution ✓ Engineering and construction industry
	Stantec Board and Committee Memberships	Attendance	Attendance Total
	Board of Directors	7 of 7	100%
	Audit and Risk(1)	2 of 2	100%
	Other Board Memberships	Other Committee Memberships
	Esterline Technologies Corporation (NYSE-ESL) ZCL Composites Inc. (chair) (TSX-ZCL) Aecon Group Inc. (TSX-ARE)	Compensation (chair); Nominating and Corporate Governance Governance and Compensation Audit (chair); Environmental, Health & Safety; Risk
	Total Equity at Risk (Common Shares and Deferred Share Units)
	Value at risk	$12,086,972
	(1) Mr. Franceschini was appointed a member of the Audit and Risk Committee effective May 12, 2016.
Robert (Bob) J. Gomes Age: 62 Edmonton, Alberta Canada Director since 2009 Not Independent

Bob Gomes joined Stantec in 1988 as an urban land project manager. Mr. Gomes holds a degree in civil engineering from the University of Alberta. Over his 28 years with Stantec, he has held many different roles that have become progressively more senior in scope and responsibility, including his current position as president and CEO. His career with Stantec has spanned many of our business lines and involved both operational and practice positions.

	Key Qualifications
	✓ Executive leadership ✓ Strategic planning and execution ✓ Engineering industry
	Stantec Board and Committee Memberships	Attendance	Attendance Total
	Board of Directors	7 of 7	100%
	Other Board Memberships	Other Committee Memberships
	-	-
	Total Equity at Risk (Common Shares and Deferred Share Units)
	Value at risk	$10,914,257

Stantec Inc. 17

Susan E. Hartman Age: 66 Evergreen, Colorado United States Director since 2004 Independent

Susan Hartman holds a bachelor of science in chemistry and has diverse experience in strategic planning, business management, mergers and acquisitions, operations, and international business development. In 1993, she started her own management consulting firm, The Hartman Group. Ms. Hartman continues to serve as president and owner of The Hartman Group, leading the company’s consulting services in strategic and operational planning, overall business assessment, process optimization, and project management.

	Key Qualifications
	✓ Strategic planning and organizational modeling ✓ Corporate governance and executive compensation ✓ International business
	Stantec Board and Committee Memberships	Attendance	Attendance Total
	Board of Directors	7 of 7	100%
	Corporate Governance and Compensation (chair)	9 of 9	100%
	Other Board Memberships	Other Committee Memberships
	-	-
	Total Equity at Risk (Common Shares and Deferred Share Units)
	Value at risk	$3,172,740

Aram H. Keith Age: 72 Monarch Beach, California United States Director since 2005 Independent

Aram Keith cofounded The Keith Companies, Inc. in March 1983 and served as its CEO and chair of the board of directors until its acquisition by Stantec in 2005. During that time, The Keith Companies grew to 17 offices and more than 850 employees. Under Mr. Keith’s leadership, the firm won many major awards for its outstanding projects. In 2005, he was named Entrepreneur of the Year by Ernst & Young (Orange County), and The Keith Companies was listed as one of the Top 10 Large Firms to Work For by Civil Engineering magazine. Mr. Keith earned a bachelor of science in civil engineering from California State University at Fresno and has been a licensed civil engineer since 1972. Now retired, he serves on several nonprofit boards and is active in various philanthropic endeavors.

	Key Qualifications
	✓ Managing and leading growth ✓ Senior officer or CEO ✓ Engineering services
	Stantec Board and Committee Memberships	Attendance	Attendance Total
	Board of Directors (chair)	7 of 7	100%
	Corporate Governance and Compensation	9 of 9	100%
	Audit and Risk	4 of 4	100%
	Other Board Memberships	Other Committee Memberships
	-	-
	Total Equity at Risk (Common Shares and Deferred Share Units)
	Value at risk	$13,524,815

18 2017 Management Information Circular

Donald (Don) J. Lowry Age: 65 Edmonton, Alberta Canada Director since 2013 Independent

Don Lowry retired in March 2013 as president and CEO of EPCOR Utilities Inc. He remains chair of Capital Power Corporation, a publicly traded company formed when EPCOR spun off its generation business in July 2009. In 2011, he was named Alberta Business Person of the Year by Alberta Venture magazine and, in January 2014, was named Alberta Resource Person of the Year for 2014 by the Alberta Chamber of Resources. He also acted as chair of the International Triathlon Union for the grand final events held in Edmonton in 2014, 2015 and 2016. Mr. Lowry was the past chair of Canadian Oilsands Limited until February 2016, when the company was acquired. Mr. Lowry holds a bachelor of commerce (honors) and master of business administration degrees from the University of Manitoba, and he is a graduate of the Harvard Advanced Management Program and the Banff School of Management. Mr. Lowry obtained his Institute of Corporate Directors designation (ICD.D) in January 2016 from the Rotman School of Business. He has more than 30 years of industry experience in the utilities, telecommunications, and power generation sectors.

Key Qualifications
✓ Strategic growth, oversight, and insight ✓ Corporate governance and executive compensation ✓ Capital markets and risk management
	Stantec Board and Committee Memberships		Attendance	Attendance Total
	Board of Directors		6 of 7	86%
	Corporate Governance and Compensation Audit and Risk(1)		9 of 9 2 of 2	100% 100%
	Other Board Memberships		Other Committee Memberships
	Capital Power Corporation (chair) (TSX-CPX)		-
	Melcor REIT (TSX-MR.UN) Hydrogenics Corporation (TSX-HYG)		Lead Director; Corporate Governance Nominating and Compensation Committee (chair); Audit Committee Governance and Human Resources Committee (chair); Audit Committee
Total Equity at Risk (Common Shares and Deferred Share Units)
	Value at risk	$1,227,076
(1) Mr. Lowry was appointed a member of the Audit and Risk Committee effective May 12, 2016.

Marie-Lucie Morin Age: 59 Ottawa, Ontario Canada Director since 2016 Independent

Marie-Lucie Morin is a member of Canada’s Security Intelligence Review Committee. Previous public service appointments include serving as national security advisor to the Prime Minister and Associate Secretary to the Cabinet. Additionally, she served as deputy minister for International Trade and as associate deputy minister of Foreign Affairs. During her career with the Department of Foreign Affairs and International Trade, Ms. Morin completed assignments in San Francisco, Jakarta, London, and Moscow. Ms. Morin served as executive director for Canada, Ireland, and the Caribbean at the World Bank. A lawyer and graduate of the Université de Sherbrooke, she was awarded the Governor General’s 125th Anniversary of the Confederation of Canada Medal and was named Chevalier de la Légion d’Honneur, France’s highest military and civil order. Ms. Morin was appointed to the Order of Canada in December 2016.

Key Qualifications
✓ International business ✓ Strategic planning and execution ✓ Government affairs
	Stantec Board and Committee Memberships		Attendance	Attendance Total
	Board of Directors(1)		1 of 1	100%
	Corporate Governance and Compensation(1)		-	-
	Other Board Memberships		Other Committee Memberships
	Chorus Aviation Inc. (TSX-CHR)		Governance and Nominating Committee
	AGT Food and Ingredients Inc. (TSX-AGT)		-
Total Equity at Risk (Common Shares and Deferred Share Units)
	Value at risk		$94,186
(1) Ms. Morin was appointed to the board of directors on November 9, 2016, and the Corporate Governance and Compensation Committee on November 10, 2016.

Stantec Inc. 19

Additional Information about Director Nominees

DIRECTOR VOTING RESULTS FROM OUR 2016 ANNUAL GENERAL MEETING

A summary of the voting results from our 2016 annual general meeting follows:

Director	Votes in Favor	% in Favor	Votes Withheld	% Withheld
Douglas Ammerman	59,572,687	89.49	6,994,463	10.51
Delores Etter	60,421,125	90.77	6,146,025	9.23
Tony Franceschini	66,500,964	99.90	66,186	0.10
Bob Gomes	66,415,818	99.77	151,332	0.23
Susan Hartman	58,498,911	87.88	8,068,239	12.12
Aram Keith	64,348,072	96.67	2,219,078	3.33
Don Lowry	60,641,488	91.10	5,925,662	8.90

DIRECTOR ATTENDANCE

The number and percentage of board and committee meetings each director nominee attended in 2016 follows:

Director	Board Meetings Attended		Committee Meetings Attended		Total Meetings Attended
Douglas Ammerman	7 of 7	100%	4 of 4	100%	11 of 11	100%
Delores Etter(1)	6 of 7	86%	10 of 11	91%	16 of 18	89%
Tony Franceschini(2)	7 of 7	100%	2 of 2	100%	9 of 9	100%
Bob Gomes	7 of 7	100%	-	-	7 of 7	100%
Susan Hartman	7 of 7	100%	9 of 9	100%	16 of 16	100%
Aram Keith	7 of 7	100%	13 of 13	100%	20 of 20	100%
Don Lowry(3)	6 of 7	100%	11 of 11	100%	17 of 18	94%
Marie-Lucie Morin(4)	1 of 1	100%	-	-	1 of 1	100%

(1)	Dr. Etter ceased to be a member of the Audit and Risk Committee effective May 12, 2016.

(2)	Mr. Franceschini was appointed to the Audit and Risk Committee on May 12, 2016.

(3)	Mr. Lowry was appointed to the Audit and Risk Committee on May 12, 2016.

(4)	Ms. Morin was appointed to the board of directors on November 9, 2016, and to the Corporate Governance and Compensation Committee on November 10, 2016.

DIRECTOR INDEPENDENCE

The board has determined that all director nominees, except Mr. Gomes, are independent within the meaning of applicable Canadian securities laws. Mr. Gomes, as president and CEO of Stantec, is not considered independent.

Director Nominee	Independent	Non-Independent	Reason for Non-Independence
Douglas Ammerman	✓
Delores Etter	✓
Tony Franceschini	✓
Bob Gomes		✓	President & CEO of the Company
Susan Hartman	✓
Aram Keith	✓
Don Lowry	✓
Marie-Lucie Morin	✓

20 2017 Management Information Circular

Director Compensation

Our directors play a central role in enhancing shareholder value. Because of this, our director compensation programs are designed to attract and retain highly qualified people to serve on our board and take into account the risks and responsibilities of being a director. The program is also designed to align the interests of our directors with those of our shareholders and to discourage inappropriate risk taking.

Our director compensation philosophy is to align compensation with the median compensation of directors for our compensation peer companies, using a program design that reflects market best practices. The Corporate Governance and Compensation Committee of our board is responsible for reviewing and making recommendations to the board regarding board compensation matters. Mr. Gomes, our CEO, does not receive any additional compensation for his service as a director. His compensation is disclosed in the Executive Compensation Overview section of this circular.

Compensation Updates

Following the compensation review conducted in 2014, the board, on the recommendation of the Corporate Governance and Compensation Committee, approved revisions to the directors’ compensation program, effective January 1, 2016. The key changes were:

●	Meeting fees were eliminated and replaced with all-inclusive annual cash retainers

●	A portion of the directors’ equity compensation was moved to a fixed value rather than a fixed number of units granted

●	Directors were and are permitted to elect to receive their fixed value equity compensation in the form of either common shares or deferred share units (DSUs).

These changes better align our director compensation programs with the median compensation of our peers for both total cash and total direct compensation and make our program more consistent with the compensation trends noted when we reviewed our peer companies and the market generally. They position us well to retain and recruit qualified directors to serve on our board. The Corporate Governance and Compensation Committee will review the director compensation program every two years.

In 2016, the Company adopted a nominal pay policy for cash retainers paid to directors. Directors who are ordinarily resident in the United States will receive their cash retainer in US dollars, using a one-to-one conversion rate to the Canadian dollar. This change, effective January 1, 2017, was made to address the impact of the foreign exchange rate for US-resident directors.

Components of Compensation

In 2016, we eliminated meeting fees; our directors now receive an annual cash retainer. In the board’s view, directors should be paid for their oversight and judgment, as required by the role, and meeting attendance is a minimum requirement of directors. This approach streamlines and simplifies our program and provides a predictable level of cash compensation for the Company and its directors.

Stantec Inc. 21

The following table shows the annual cash retainers for our directors in 2016:

Description of Annual Retainer	Amount ($)
Director cash retainer	50,000
Chair cash retainers:
Board	75,000
Audit and Risk Committee	21,000
Corporate Governance and Compensation Committee	18,000

EQUITY-BASED COMPENSATION

In 2016, each director received 800 DSUs per quarter (fixed number equity grant) and $17,500 per quarter in either common shares or DSUs (fixed value equity grant). For the fixed value equity grant, each director elects to receive either common shares (purchased on the Toronto Stock Exchange) or DSUs. The fixed value approach provides the Company with less volatility in the value of our directors’ compensation. As well, each director can choose to receive common shares now or DSUs that will be monetized when the director retires from the board.

Fixed Number Equity Grant – Director DSU Awards in 2016

The following summarizes the value of DSUs awarded in 2016 to our current independent directors as a fixed number equity grant.

Title	Value of DSUs Awarded in 2016 to Each Director ($)(1)	Increase in Value of DSUs Awarded in 2016 for Dividend Adjustment ($)	Value as of December 31, 2016 ($)(2)
Director(3)	103,584	894	111,794

(1)	The value of each DSU is calculated using the grant date fair value for each allotment. These values—$34.32, $33.00, $31.33, and $30.83 for the first, second, third, and fourth quarters of 2016—represent the closing price of Stantec’s shares on the TSX on the day preceding the first trading day of each quarter.

(2)	The value of each DSU as of December 31, 2016, was $34.63. This represents the weighted-by-volume average of the closing price of Stantec’s shares on the TSX for the last ten trading days of 2016. The value includes dividend equivalent rights earned on DSUs granted in 2016.

(3)	In 2016, each director (other than Mr. Gomes and Ms. Morin) received four allotments of 800 DSUs valued at the fair value on the grant date. Ms. Morin, appointed to the board on November 9, 2016, received one allotment. Mr. Gomes does not receive any DSUs for his service on the board. His entire compensation is fully disclosed in the Executive Compensation Overview section of this circular.

22 2017 Management Information Circular

Fixed Value Equity Grant – Director Elections

A summary of the election made by each of our directors for their fixed value equity grant follows:

Director	Value Awarded in 2016 ($)	Form of Equity
Douglas Ammerman	$70,000	Common Shares
Delores Etter	$70,000	Common Shares
Tony Franceschini	$70,000	Common Shares
Bob Gomes(1)	n/a	n/a
Susan Hartman	$70,000	Common Shares
Aram Keith	$70,000	DSUs
Don Lowry	$70,000	DSUs
Marie-Lucie Morin(2)	$17,500	DSUs
Ivor Ruste	$70,000	Common Shares

(1)	Mr. Gomes does not receive any equity grants for his service on the board. His entire compensation is fully disclosed in the Executive Compensation Overview section of this circular.

(2)	Ms. Morin, appointed to the board on November 9, 2016, received one fixed value equity grant for her service on the board in 2016.

Outstanding Share-Based Awards for Directors

Listed below are the total outstanding share-based awards received as part of the director’s compensation and the number held by each director as of December 31, 2016.(1)

Director	Number of Shares or Units of Shares That Have Vested (#)(2)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($)(3)
Douglas Ammerman	33,217	1,150,306
Delores Etter	33,217	1,150,306
Tony Franceschini	48,597	1,682,940
Bob Gomes(4)	n/a	n/a
Susan Hartman	79,359	2,748,210
Aram Keith	59,362	2,055,738
Don Lowry	23,555	815,732
Marie-Lucie Morin	1,404	48,651
Ivor Ruste	63,978	2,215,575

(1)	The directors do not receive any form of option-based awards.

(2)	Represents DSUs held by each director.

(3)	The weighted average of Stantec shares for the last 10 trading days of 2016 ($34.63) was used to calculate the aggregate value. The number of DSUs has been rounded down to the closest whole unit for this table; however, payout value is calculated using the unrounded number.

(4)	Mr. Gomes does not receive any option-based or share-based awards in his capacity as a director. His entire compensation is disclosed in the Executive Compensation Overview section of this circular.

OTHER COMPENSATION

Our directors are reimbursed for their reasonable out-of-pocket expenses to travel to meetings. They do not receive stock options or any other benefits or perquisites related to their service on our board. On retirement or resignation from the board, a director is not entitled to and does not receive any form of retirement compensation. The only payment received by a director is the earned value of his or her DSUs.

Stantec Inc. 23

Directors’ Total Compensation for 2016

Following is a summary of the directors’ compensation package for the financial year ended December 31, 2016:(1)

		Share-Based Awards ($)

Director	Fees Earned ($)	Fixed Number Equity Grant (DSUs)($)(2)	Fixed Value Equity Grant (Common Shares or DSUs)(3)	Dividend Adjustments on Total DSU Holdings	All Other Compensation	Total ($)
Douglas Ammerman	50,000	103,584	70,000	13,701	-	237,285
Delores Etter	50,000	103,584	70,000	13,701	-	237,285
Tony Franceschini	50,000	103,584	70,000	20,448	-	244,032
Bob Gomes(4)	n/a	n/a	n/a	n/a	n/a	n/a
Susan Hartman	68,000	103,584	70,000	33,942	-	275,526
Aram Keith	125,000	103,584	70,000	24,564	-	323,148
Don Lowry	50,000	103,584	70,000	8,856	-	232,440
Marie-Lucie Morin	12,500	23,144	17,500	-	-	53,144
Ivor Ruste	71,000	103,584	70,000	27,195	-	271,779

(1)	The directors do not receive any form of option-based awards, non-equity incentive plan compensation, or pension.

(2)	The directors’ DSUs granted in the 2016 calendar year are valued using the fair value at the grant date for each of the four allotments issued in 2016. DSUs awarded for 2016 include the allotments of 800 each quarter. Directors also receive the adjustments for dividends earned on the total DSUs held.

(3)	Directors can choose to receive shares or DSUs as part of the fixed value equity grant of $17,500 per quarter.

(4)	Mr. Gomes does not receive any fees or DSUs for his service on the board. His entire compensation is fully disclosed in the Executive Compensation Overview section of this circular.

Director Equity Ownership

To align the interests of our directors with those of our shareholders, each independent director is required to own a certain value in Stantec common shares or DSUs. In accordance with Stantec’s Director Equity Ownership Policy, each independent director is required to hold at least $750,000 in equity within five years of his or her appointment to the board. For the chair of the board, the share ownership requirement is set at $1,500,000. In 2016, our CEO was required to own at least five times his base salary in Stantec common shares or DSUs (with at least two times his base salary held in common shares).

The following table provides information about the number and value of common shares and DSUs owned by our current directors as at March 14, 2017. The value of each Stantec share is based on the closing price of $34.25 on March 14, 2017. The value of each DSU is $34.64, which is the unit value a director would have received if an event had occurred that gave rise to a payout on March 14, 2017.

Director	Number of Stantec Shares Owned, Controlled, or Directed	Value of Stantec Shares Owned, Controlled, or Directed ($)	Total DSUs	Value of DSUs Held ($)	Total Value of Stantec Shares Owned, Controlled, or Directed, and DSUs (Total at Risk)($)	Meeting Requirement?
Douglas Ammerman	26,635	912,249	34,126	1,182,125	2,094,373	Yes
Delores Etter	13,281	454,874	34,636	1,199,791	1,654,665	Yes
Tony Franceschini	302,783	10,370,318	49,557	1,716,654	12,086,972	Yes
Bob Gomes	194,722	6,669,229	122,547	4,245,028	10,914,257	Yes
Susan Hartman	11,299	386,991	80,420	2,785,749	3,172,740	Yes
Aram Keith	333,324	11,416,347	60,868	2,108,468	13,524,815	Yes
Don Lowry	10,600	363,050	24,943	864,026	1,227,076	Yes
Marie-Lucie Morin	-	-	2,719	94,186	94,186	No(1)
Ivor Ruste	16,867	577,695	64,988	2,251,184	2,828,879	Yes

(1)	Ms. Morin, appointed to the board on November 9, 2016, has until November 9, 2021 to meet the equity ownership requirements of the Director Equity Ownership Policy.

24 2017 Management Information Circular

Statement of Corporate Governance Practices

One of our core values at Stantec is we do what is right. We embrace the highest standards of personal and professional integrity. Our ideals are those shared by all good companies—sound governance, transparent accounting, and long-term shareholder value. These high standards reflect not only the legal and regulatory requirements of corporate governance but also the existing and emerging practices. Information about the corporate governance practices that support our board’s mandate is provided below. The policies and position descriptions noted—including our Code of Business Conduct and our Corporate Governance Guidelines—are available on our website at stantec.com, or you can contact us for a free copy of the policies or guidelines. The Code of Business Conduct is also available on SEDAR at sedar.com and on EDGAR at sec.gov.

ETHICAL BUSINESS CONDUCT

The board has adopted a comprehensive Code of Business Conduct (the Code) that provides a framework for our directors, officers, and employees to support ethical decision making. We require that all officers and employees certify at least annually that they have read and understand the Code. The Corporate Governance and Compensation Committee reviews the Code at least annually to ensure it complies with all legal requirements and aligns with best practices. If amendments are needed, recommendations are made to the board for approval.

The board believes that providing a forum for employees and officers to raise concerns about ethical conduct and treating all complaints seriously fosters a culture of ethical conduct at Stantec. Our Code of Business Conduct outlines our procedures for reporting and investigating observations and concerns raised by Stantec employees and officers.

We monitor compliance with our Code through our Integrity Hotline: officers, employees, and members of the public can report concerns regarding breaches of the Code. Complaints can be submitted by telephone, web intake, or mail. All complaints are kept confidential, and requests for anonymity are respected to the extent possible. The Integrity Hotline is managed by an independent third party.

Copies of all complaints are reviewed by the chair of the Audit and Risk Committee. A quarterly report, presented to this committee, summarizes the status of any active investigations of complaints and the resolution of all complaints made through the Hotline.

The board believes that having directors exercise independent judgment when considering transactions and agreements is an effective approach. At any board meeting, if a director or executive officer has a material interest in a matter being considered, he or she will not be present for discussions relating to the matter and will not participate in any vote on the matter.

TIMELY COMMUNICATION

Stantec is committed to providing timely, accurate, and balanced disclosure of material information in a manner consistent with legal and regulatory requirements. Materiality to us means that an event or information would reasonably be expected to have a significant effect on the price or value of Stantec’s shares. The Company will disclose both positive and negative information—in keeping with the rules of the TSX and NYSE and applicable securities laws—on a timely basis, except when confidentiality issues require a delay.

The Company has established a Disclosure Committee to support the CEO and CFO in identifying material information, to determine how and when to disclose it, and to ensure that all material disclosures comply with relevant securities legislation.

The Disclosure Committee meets to review and evaluate other disclosures and potential disclosures before the release of our regular quarterly and annual disclosure documents and when requested by the CEO or CFO.

Stantec Inc. 25

DIFFERENCES BETWEEN TSX AND NYSE RULES

As a Canadian reporting issuer on the TSX and NYSE, Stantec ensures that its corporate governance practices meet and in some cases exceed, legal and regulatory requirements. As a non-US company, we are not required to comply with many of the NYSE corporate governance listing standards; however, our governance practices do comply with them in all material respects other than those noted below.

Section 303A.08 of the NYSE’s Listed Company Manual requires shareholder approval of all equity compensation plans and material revisions. Under the NYSE rules, equity compensation plans provide for the delivery of newly issued securities and rely on securities reacquired on the market by the issuing company for redistributing to employees and directors.

The TSX rules require shareholder approval of security-based compensation arrangements only for arrangements that involve the delivery of newly issued securities. The TSX rules require shareholder approval of security-based compensation plans when they are first introduced and thereafter as follows:

•	Every three years for all unallocated options, rights, or other entitlements under an arrangement with a rolling percentage maximum, or

•	At the time of and for any amendment to the arrangements (unless the amendment relates to an arrangement previously approved by shareholders and includes specific authority for certain TSX-specified types of amendments)

Stock purchase plans—in which securities are purchased in the public market and no financial assistance or discount is provided by the Company for the purchase of securities—are not subject to the shareholder approval requirement under the TSX rules; however, shareholder approval is required under the NYSE’s rules. We comply with the TSX rules.

Composition of Our Board

Director nominees put forward for election to our board of directors are recommended based on their relevant expertise and experience, their ability to exercise thoughtful, independent judgment when serving as a board member, and their alignment with our adherence to best practices in good corporate governance. We assess these skills and qualities while considering the current affairs and needs of the Company. The following subsections describe how we reached our slate of qualified nominees for our 2017 board of directors.

INDEPENDENCE OF DIRECTORS

Our Corporate Governance Guidelines mandates that our board have a majority of independent directors. Further, all members of the board’s standing committees (the Audit and Risk Committee and the Corporate Governance and Compensation Committee) must be independent.

The board has determined that all director nominees, except Mr. Gomes, are independent within the meaning of applicable Canadian securities laws because they do not have any material direct or indirect relationship with Stantec that, in the view of the board, could be reasonably expected to interfere with the exercise of their independent judgment. Because Mr. Gomes is president and CEO of Stantec, he is not considered independent.

The board’s policy states that the independent directors must meet without management and without Mr. Gomes present following every regularly scheduled and ad-hoc board and board committee meeting. In 2016, the independent directors met without management and without Mr. Gomes following all seven board meetings, all four Audit and Risk Committee meetings, and all nine Corporate Governance and Compensation Committee meetings.

26 2017 Management Information Circular

IDENTIFYING NOMINEES TO THE BOARD

The Corporate Governance and Compensation Committee is responsible for identifying and recommending to the board any suitable director candidates. As part of fulfilling this mandate, the committee maintains an evergreen list of potential suitable candidates. Current directors are regularly asked to provide names of potential candidates, and the committee has the authority to engage outside advisors to help identify them. The director evergreen list is reviewed and updated by the committee at least annually.

The committee manages a succession planning process for each board member, along with the positions of board and committee chairs. Succession plans are reviewed annually. When succession planning and maintaining the evergreen list, the committee considers the following:

●	The competencies and skills of the board as a whole

●	The skills of current board members in tandem with their anticipated length of service left on the board

●	Any gaps in the competencies and skills of the current board that need to be addressed

●	Whether any additional skills are required that could be beneficial, considering the opportunities and risks our Company faces

Potential candidates are screened to ensure they have integrity and accountability, can think strategically, are financially literate, have relevant industry experience, have excellent communication skills, and can work effectively in a team. The successful candidate must be able to attend all board meetings and come prepared to make an informed and productive contribution.

In 2016, because of David Emerson’s departure from the board and the significant increase in the size and complexity of Stantec’s business resulting from the acquisition of MWH Global, Inc. (MWH), the board identified a need to add another director. The Corporate Governance and Compensation Committee identified that international experience, government relations, and French language capabilities were areas of expertise that would improve the board’s overall capabilities. The board is also committed to improving the diversity of its membership when adding new directors. Marie-Lucie Morin brought a wealth of expertise and capability in these key areas; three women are now on our board.

DIVERSITY AND INCLUSION

Stantec’s Board Diversity Policy confirms our commitment to creating opportunities for diverse candidates and defines what diversity and inclusion means to us: we create opportunity by inviting, embracing, and celebrating differences. The board believes that diversity is critical; we must ensure that the profiles of board members provide the necessary range of perspectives, experience, and expertise required to achieve effective stewardship. Further, a board promotes better corporate governance when it has highly qualified directors who come from diverse backgrounds and who reflect the changing demographics of our communities and the Company’s evolving client and employee base.

To support the Company’s board diversity objectives, the Corporate Governance and Compensation Committee will consider the following when identifying, considering, and selecting candidates for election or re-election to the board:

•	Diversity, including the gender, age, ethnicity, disability, and geographical background of the existing directors of the board and potential nominees

•	The level of representation of women on the board at any given time

The Company’s Diversity and Inclusion Plan sets out strategic initiatives for diversity and inclusion over three and five years. Two Diversity and Inclusion Councils—based in Canada and the United States—manage these initiatives, and report their progress directly to the CEO and our board.

Stantec Inc. 27

Gender Diversity

The board is committed to ensuring that we actively pursue gender diversity on the board and in executive management. Increasing the number of women in board and executive positions is essential to the Company and to achieving our diversity and inclusion goals. At this time, the board does not believe that quotas or a formulaic approach results in identifying and selecting the best candidates; therefore, the Company has not established fixed targets regarding the representation of women on the board or in executive management.

In 2016, the Corporate Governance and Compensation Committee improved our director evergreen list: it now contains a number of qualified female candidates. Because of this, the board was and is better able to fill vacancies with female directors who have the skills and expertise that adequately meet the needs of the board. As a result, the committee identified Marie-Lucie Morin as a board member; she has a wealth of international and government expertise, is bilingual, and improves the representation of women on Stantec’s board. In 2016, Stantec’s nine-person board had three female directors (33% of our board’s composition). In 2017, the composition of our female slate of director nominees is 37%.

Similarly, the executive succession planning process has been improved to increase our focus on diversity and inclusion in leadership. Our two Diversity and Inclusion Councils have formed subcommittees specifically tasked with improving the number of women in leadership and executive positions at Stantec. Our board has included a diversity and inclusion measurement in our corporate scorecard (see page 46 of this circular for complete scorecard details). Our Executive Leadership Team is accountable for achieving these objectives in their short-term incentive compensation. Currently, none of Stantec’s 13 executive officers is female.

28 2017 Management Information Circular

DIRECTOR COMPETENCIES MATRIX

To assist in the nomination process, the Corporate Governance and Compensation Committee maintains an up-to-date matrix of competencies. Annually, each director assesses his or her own areas of expertise in the matrix and advises the committee of any additional areas of expertise. This matrix is also used to evaluate potential board candidates (those identified on our director evergreen list) and is reviewed annually by the committee.

The following competency matrix outlines our director nominees’ current and relevant expertise, plus their location, gender, age range, and tenure on Stantec’s board of directors.

OVERLAPPING BOARD MEMBERSHIPS

The following table indicates which director nominees serve on the same board and committees of another public company. Our view is that this interlocking directorship does not adversely impact the effectiveness of these directors on our board or impair their ability to exercise independent judgment as members of our board. Interlocking directorships are monitored at least annually by the Corporate Governance and Compensation Committee.

Company	Director	Interlocking Committee Memberships
Esterline Technologies Corporation	Delores Etter	Compensation; Nominating and Corporate Governance
	Tony Franceschini	Compensation; Nominating and Corporate Governance

Stantec Inc. 29

Board of Directors Information

Role and Duties of the Board of Directors

MANDATE OF THE BOARD

The board is responsible for the stewardship of our Company. To carry out this role, the board oversees the conduct, direction, and results of the business. In turn, management is mandated to conduct the day-to-day business and affairs of Stantec and is responsible for implementing the board’s strategies, goals, and directions.

The board and its members act in the best interests of our Company at all times, and the board’s actions reflect its responsibility to establish the appropriate ethical standards and proper business practices expected at Stantec. The board approves all matters expressly required under the Canada Business Corporations Act, other applicable legislation, and our articles and bylaws.

POSITION DESCRIPTIONS

The board has developed written position descriptions for the CEO, board chair, Audit and Risk Committee chair, and Corporate Governance and Compensation Committee chair. The position descriptions can be found in our Corporate Governance Guidelines on our website at stantec.com. Descriptions are reviewed annually by the Corporate Governance and Compensation Committee and are updated as required.

INDEPENDENT CHAIRS

Our board is led by a nonexecutive, independent chair. The chair provides leadership and enhances our board’s effectiveness by ensuring relationships between the board, management, shareholders and other stakeholders are effective, efficient, and further the best interests of the Company. We believe that separating the positions of CEO and chair helps the board function independently of management. Our Audit and Risk Committee and Corporate Governance and Compensation Committee chairs are also independent.

OVERSIGHT OF STRATEGIC PLANNING

The board has ultimate oversight of strategic planning at Stantec. To establish a clear plan for achieving our business objective—to be a top 10 global design firm—we have a three-year strategic planning process: three execution years where the third year is also a comprehensive strategic review year. During that year, we develop our long-range (five-year) strategy, performing a more in-depth review of the market environment and industry and challenging the direction of past strategic plans. In the interim execution years, we focus on implementing and executing that long-range strategy.

At the end of August each year, the board holds a full day, in-person strategic planning session with management. Management presents our strategic plan for the coming year in depth. The board’s input and any revisions are incorporated into the final plan and budget for the coming year and presented to the board for approval in November.

In 2015, Stantec completed a comprehensive strategic planning year. As part of the development of our long-range strategy, we identified certain potential significant acquisition targets and planned scenarios to consider what the impact would be of completing any one of them. During this process, MWH was identified as a significant acquisition target; because of the preparation, when the opportunity materialized, the board and management were able to respond quickly and effectively to evaluate the risks and rewards of completing the acquisition.

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ENTERPRISE RISK MANAGEMENT

The board provides oversight and carries out its risk management mandate primarily through the Audit and Risk Committee. Although not involved in day-to-day risk management activities, the committee ensures that the Company has an appropriate risk management system that allows management to bring the Company’s risks to the board’s attention.

The Audit and Risk Committee’s oversight role is designed to

•	Ensure that management has developed appropriate methods to identify, evaluate, mitigate, and report on the principal risks inherent in the Company’s business and strategic direction

•	Ensure that the Company’s systems, policies, and practices are appropriate and address our principal risks

•	Review the Company’s risk appetite, risk tolerance, and risk retention philosophy

The Company manages risk strategically through its Enterprise Risk Management program. We have adopted the integrated framework for risk management designed by the Committee of Sponsoring Organizations of the Treadway Commission, which provides a framework to identify, evaluate, treat, monitor, and report key risks. Our risk profile is reviewed quarterly by key members of our Executive Leadership Team and the Audit and Risk Committee, and a risk report is presented to the board annually. Quarterly updates to the risk report are provided to the Audit and Risk Committee, which then reports the findings to the board.

In addition to regularly evaluating our Company’s significant risks, the Audit and Risk Committee completes a formal risk assessment for

●	Each proposed acquisition within North America with an enterprise value in excess of $100 million, or outside of North America with an enterprise value in excess of $50 million

●	Any acquisition, regardless of enterprise value, with atypical risks compared to the Company’s current service and business model

EXECUTIVE LEADERSHIP SUCCESSION PLANNING

The Corporate Governance and Compensation Committee is responsible for overseeing the executive leadership succession planning process, particularly for the CEO. The committee adopted a CEO succession-planning framework that outlines the steps it will take, in accordance with its work plan, to manage both critical and long-term succession planning.

The committee receives a quarterly report from the CEO about the critical and long-term succession planning measures for the CEO and other key leadership positions at Stantec. At each in-person meeting, the board hears presentations from and meets with key employees who are potential successor candidates for executive positions. Both the committee and the board meet in-camera, without the CEO present, after each meeting to discuss and evaluate the CEO’s succession plan.

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Serving on Our Board

ORIENTATION

The Corporate Governance and Compensation Committee is responsible for the orientation program for all new directors; the committee reviews the program when each new director is appointed.

New board members receive a comprehensive orientation manual that includes the following:

•	Corporate bylaws and all board-approved Company policies, including our Code of Business Conduct and Insider Trading Prohibition Policy

•	Summaries of key Company programs and practices that are in place to manage the board’s governance and stewardship responsibilities

•	Terms of reference for each board committee

•	Biographies of all board members and members of management—including senior management team members—who regularly interact with the board

•	Copies of the previous year’s meeting minutes, committee work plans, annual materials, and Strategic Plan

•	An overview of the Company’s services and business model

•	Other materials that the Corporate Governance and Compensation Committee deems appropriate

Before their first board meeting, new board members meet with members of management during a full-day orientation session at our head office. They meet with

•    The CEO, CFO, Chief Audit Executive, the secretary and general counsel, and senior counsel to learn about our business and strategic plan, acquisition program, and risk management strategies, as well as their legal duties and obligations as directors of Stantec.

•    The chair of the board prior to their first board meeting and, when appropriate, other directors to learn about their role on the board and to ask questions about what is expected of board members at Stantec.

Ms. Morin’s director orientation also included a focused overview of the recently completed acquisition of MWH.

CONTINUING EDUCATION

The Corporate Governance and Compensation Committee ensures that an appropriate and robust continuing education program is in place for directors of the board. This program gives directors access to timely information about our business and the risks facing the Company and our industry. The committee discusses the continuing education program quarterly and asks the directors of the board and management about what the board is interested in.

Management supports the continuing education program by providing directors with updates on developments in the geographic areas where the Company is active, communications from the CEO to employees, and any other information that management considers to be of interest to the board.

As part of the board’s continuing education program, board members receive various presentations from management and external experts, and the CEO and other members of management routinely inform the board about strategic changes in our industry.

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Following is a summary of the topics presented to the board in 2016:

Date	Presentation	Presenter(s)	Attendance
February	Diversity and Inclusion	Emree Siaroff, Chief Human Resources Officer	Full Board
May	MWH Global Post-Closing Overview	Alan Krause, Chairman and CEO of MWH	Full Board
May	MWH Acquisition Logistics	Gord Johnston, Executive Vice President, Infrastructure Steve Fleck, Executive Vice President, Project Delivery Office	Full Board
September	Shareholder Engagement	Walied Soliman, partner at Norton Rose Fulbright, Wes Hall, CEO of Kingsdale Shareholder Services	Full Board
November	Specific Approach to Key Sectors in Quebec	Isabelle Jodoin, Senior Vice President, Canada Quebec	Full Board
November	MWH Europe, Africa and India Overview	Catherine Schefer, Managing Director, MWH UK and RNet India	Full Board

The Company also has a director education reimbursement policy in place whereby Stantec supports outside director education that is relevant to a director’s continued service on our board.

ASSESSMENTS

The Corporate Governance and Compensation Committee manages a detailed annual assessment of each director’s contribution and performance, along with the board’s performance as a whole and the contributions and performance of the board committees. The committee specifically reviews those areas where the board believes members could have contributed more. The purposes of the assessment are to increase the effectiveness of the board as a whole and of individual board members and to provide an opportunity for board members to give regular feedback. To obtain that feedback, a detailed confidential survey, developed by the Corporate Governance and Compensation Committee, is sent to all board members.

Completed board surveys are submitted to the general counsel in mid-October, who then prepares a summary report. Responses are kept confidential to allow directors to be candid when completing them. The survey results and the committee’s report and recommendations are presented to and discussed by the board at its November meeting. Board members can identify any concerns during the meeting or confidentially with the chair of either the Corporate Governance and Compensation Committee or the board. The timing of our process ensures that a detailed and robust assessment of the board and each director has been completed so that the board can properly evaluate who it should recommend to stand for election in the spring of the coming year.

In 2016, upon completing the annual assessment process, the board has determined that the directors, committees, and board are effective and demonstrated independent judgment when fulfilling their roles and mandates. As a result of the assessment and feedback received from key shareholders, the board requested that Douglas Ammerman resign from serving on one public company board in 2017 if standing for re-election to Stantec’s board. This reduces Mr. Ammerman’s public company audit committee service from five to four (including Stantec’s).

The board reviewed Mr. Ammerman’s significant contributions to the Company, along with his performance and attendance record, and in light of these factors, believes he can continue to contribute significant value and manage his time effectively while still serving on four public company boards.

Stantec Inc. 33

Overboarding

In 2017, the board implemented a guideline that in general no director will serve on more than four public company boards (including Stantec’s), and no more than three public company audit committees. Exceptions to this limit will be considered by the Corporate Governance and Compensation Committee on a case by case basis, and the committee will consider the director’s attendance record, performance and contributions to the board. If a director is an active executive-level employee of another company, he or she is expected to serve on no more than two public company boards (including Stantec’s).

AGE AND TERM LIMITS

In 2017, the board established a formal term limit for its directors. Directors will generally not stand for re-election once they have reached 15 years of service on the board. Directors who have reached or will reach 15 years of service in 2017 will be granted a grace period of one year, during which they can continue to stand for re-election and serve on our board. The board is of the view that regular turnover of directors will ensure the board remains independent, provide fresh ideas and viewpoints, and improve the diversity on the board. As well, a 15-year term of service means that experienced, high-performing directors can provide a continuing benefit to our Company.

The Corporate Governance and Compensation Committee, in consultation with the chair of the board and our CEO, also reviews each director’s continuation on the board once a year, and each director is given the opportunity to confirm his or her desire to continue as a board member.

Although the board has not adopted a formal policy regarding a mandatory retirement age for directors, it believes that once a director reaches the age of 72, his or her continued service on the board should be reviewed by both the Corporate Governance and Compensation Committee and the board. Though Aram Keith has reached the age of 72, the Corporate Governance and Compensation Committee and the board have both reviewed Mr. Keith’s continued service and have agreed that it would be beneficial to have Mr. Keith stand for re-election to our board to ensure the continuity of leadership through the ongoing integration of MWH. If elected, Mr. Keith will continue to serve as chair.

BOARD SUCCESSION PLANNING

The Corporate Governance and Compensation Committee established a succession planning framework and critical and long-term succession plans for the chair of the board and chair of each committee. Annually, each director is asked to confirm his or her intention to stand for re-election in the coming year and in the next three to five years so that the committee can plan for anticipated vacancies and manage turnover risk.

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Committee Reports

Audit and Risk Committee

MANDATE

The mandate of the Audit and Risk Committee is to oversee the following:

•	Quality, integrity, and timeliness of Stantec’s financial reporting

•	Internal controls, including internal control over financial reporting and disclosure controls and procedures

•	Risk management systems

•	Internal audit function and compliance with legal and regulatory requirements

The committee also reviews and assesses the qualifications, independence, and performance of the external auditors.

MEMBERSHIP AND EXPERIENCE OF COMMITTEE MEMBERS

Audit and Risk Committee members are Ivor Ruste (chair), Douglas Ammerman, Tony Franceschini, and Don Lowry. If elected, Mr. Ammerman will take over as chair of the committee in 2017. Aram Keith attends all meetings as a nonvoting, independent ex-officio member. Don Lowry also serves as a member of the Corporate Governance and Compensation Committee.

A description of each committee member’s education and experience—relevant to the committee’s audit and risk responsibilities—follows:

Ivor Ruste (Chair)

Mr. Ruste is currently executive vice president and CFO for Cenovus Energy Inc. He has a bachelor of commerce degree (with distinction) from the University of Alberta and is a Fellow Chartered Accountant. As a chartered accountant with more than 30 years’ experience working as a senior financial executive and an auditor with KPMG LLP of both public and private companies, Mr. Ruste has reviewed and audited many complex financial statements and prepared interim and annual financial statements in accordance with both Canadian and US generally accepted accounting standards.

Douglas Ammerman

Mr. Ammerman is a retired partner with KPMG LLP. During his almost 30 years with KPMG, he served as the national practice partner, as the managing partner of the Orange County office, and as a member of the nominating committee for its board of directors. He holds a master’s degree in business taxation from the University of Southern California, as well as a bachelor of arts degree with an accounting emphasis from California State University at Fullerton. Mr. Ammerman’s strong familiarity with preparing and reviewing interim and annual financial statements is a valuable asset to the committee.

Simultaneous Service

Mr. Ammerman simultaneously serves on the audit committees of four public companies (including Stantec’s). The board has reviewed his overall time commitments, attendance records, and substantive contributions to our board and determined that such service does not impair his ability to effectively serve on Stantec’s Audit and Risk Committee.

Stantec Inc. 35

Tony Franceschini

Mr. Franceschini served as president and CEO of Stantec from June 1, 1998, until his retirement on May 14, 2009. As Stantec’s business leader and CEO, he applied his expertise to reviewing the Company’s financial statements and led the Company to its growth through the economic conditions existing at that time. Much of Stantec’s growth was attributable to strategic acquisitions, which involved considerable financial review and analysis. Mr. Franceschini also chairs the Audit Committee of Aecon Group Inc.

Don Lowry

Don Lowry—past president and CEO of EPCOR Utilities Inc., past chair of Canadian Oilsands Limited, and present chair of Capital Power Corporation—has more than 30 years of industry experience in the utilities, telecommunications, and power generation sectors, making him a valuable asset to the committee. Mr. Lowry holds a bachelor of commerce (honors) and master of business administration degrees from the University of Manitoba and is a graduate of the Harvard Advanced Management Program and the Banff School of Management.

INDEPENDENCE OF COMMITTEE MEMBERS

All Audit and Risk Committee members are considered “independent” and “financially literate” (as defined under applicable Canadian and US securities laws and exchange rules), and Ivor Ruste and Douglas Ammerman are “audit committee financial experts” (as defined under the U.S. Securities and Exchange Commission rules).

KEY ACTIVITIES FOR 2016

The Audit and Risk Committee met four times in 2016. In accordance with its internal work plan and terms of reference, the committee provided guidance and oversight on the following:

•	Integrity of the Company’s annual and quarterly financial statements and financial reporting processes, and compliance with accounting- and finance-based legal and regulatory requirements

•	External auditors’ qualifications, independence, performance, and reports, including conducting a comprehensive review under the new guidelines for such reviews

•	Internal audit function and processes, including the recruitment of a new chief audit executive

•	Risk identification, evaluation, mitigation, and reporting processes of management with respect to the principal risks of the Company, including a detailed risk assessment review of the potential acquisition of MWH

•	Evaluation of the Company’s capital markets strategy, including a detailed review and risk assessment of the Company’s financing strategy for the MWH acquisition

•	System for identifying and mitigating the Company’s fraud risk

Refer to Schedule B of this circular for a more detailed account of the Audit and Risk Committee’s activities.

AUDITOR DISCLOSURE

Preapproval Policies and Procedures

The Audit and Risk Committee must preapprove audit and non-audit services performed by our independent auditor to ensure that providing those services does not impair the auditor’s independence. Unless a type of service to be provided has received general preapproval, it will require specific preapproval by the committee. Any proposed services exceeding preapproved costs will also require specific preapproval by the committee.

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Auditor’s Fees

Aggregate fees paid to Ernst & Young LLP, Stantec’s external auditor, during the fiscal years ended December 31, 2016, and 2015 follow:

Category	Note	2016 ($)	2015 ($)
Audit fees	1	4,265,000	1,423,000
Audit-related fees	2	22,400	18,000
Tax fees	3	2,369,300	656,000
All other fees	4	1,148,200	5,000
Total		7,804,900	2,102,000
(1)	Audit fees: Audit services provided by Ernst & Young LLP for the audit and review of Stantec’s financial statements or services normally provided by Ernst & Young LLP in connection with statutory and regulatory filings or engagements, including the audit of the MWH opening balance sheet.

(2)	Audit-related fees: Assurance and related services provided by Ernst & Young LLP. These services can include accounting consultations and attest services not required by statute or regulation.

(3)	Tax fees: Professional services rendered by Ernst & Young LLP for income tax compliance of $628,000. These generally involve preparing US original and amended tax returns and claims for refunds, tax planning, and tax advice. $455,000 is for services rendered for tax due diligence related to the MWH acquisition, with the remaining $1,286,300 for tax advice relating to mergers, acquisitions, financing structures and tax planning, mainly related to the MWH acquisition.
(4)	All other fees: Professional services rendered by Ernst & Young LLP for financial due diligence provided in connection with the MWH acquisition completed during 2016.

More information about the Audit and Risk Committee and its members, and the Terms of Reference can be found in our Annual Information Form dated February 22, 2017, which is filed on our website at stantec.com, on SEDAR at sedar.com, and as an exhibit to our Form 40-F on EDGAR at sec.gov. You can also contact us for a free copy of the Terms of Reference.

Corporate Governance and Compensation Committee

MANDATE

The mandate of the Corporate Governance and Compensation Committee is to

•	Ensure that an appropriate and effective corporate governance system is in place for the board’s overall stewardship responsibility and the discharge of its obligations to the stakeholders of the Company

•	Propose new nominees to the board, ensure that a continuing education program for the board is in place, and assess the performance of the board, the committees of the board, and the individual directors

•	Review the compensation levels of leadership team members and the board, evaluate the performance and compensation of the CEO, and consider succession planning for the CEO position and other key executives

MEMBERSHIP AND EXPERIENCE OF COMMITTEE MEMBERS

The Corporate Governance and Compensation Committee members are Susan Hartman (chair), Delores Etter, Don Lowry, and Marie-Lucie Morin. Aram Keith attends all committee meetings as a nonvoting, independent ex-officio member. Don Lowry also serves as a member of the Audit and Risk Committee. Implementing a membership that overlaps the Audit and Risk Committee’s and maintaining a balance between long-term board members and experienced new members ensures that the Corporate Governance and Compensation Committee has, in the board’s view, the skills and experience to provide appropriate oversight and management of Stantec’s governance and executive compensation practices.

A description of each committee member’s experience—relevant to the committee’s corporate governance and executive compensation responsibilities—follows:

Susan Hartman (Chair)

Ms. Hartman regularly provides consulting expertise in compensation practices and policies to her clients through her management consulting firm, The Hartman Group. When she became chair of the Corporate Governance and Compensation Committee, Ms. Hartman had more than five years’ experience as a member of this committee and another three years’ experience as a member of the Audit and Risk Committee, which gives her additional insight into the Company’s risk management practices and enterprise risk management systems.

Stantec Inc. 37

Delores Etter

Dr. Etter currently serves on the compensation committees of two publicly traded companies and is on the Human Resources Committee for a privately held company. In 2015, she attended the Director Board Room Summit sponsored by the New York Stock Exchange; the first day of the program was focused on corporate governance issues and best practices. Dr. Etter has held a number of high-profile positions—including Assistant Secretary of the Navy for Research, Development and Acquisition—that required expertise in both corporate governance and compensation.

Don Lowry

Mr. Lowry currently serves as chair of the board for Capital Power Corporation and has served on the compensation committees of public companies. Mr. Lowry was the president and CEO of EPCOR Utilities Inc. and has several years of experience participating in corporate governance and executive compensation discussions. He holds bachelor of commerce (honors) and master of business administration degrees from the University of Manitoba, and is a graduate of the Harvard Advanced Management Program and the Banff School of Management. Mr. Lowry obtained his Institute of Corporate Directors designation in January 2016 from the Rotman School of Business.

Marie-Lucie Morin

During her distinguished career as a federal public servant, Ms. Morin held a number of senior positions, including Executive Director for Canada, Ireland and the Caribbean at the World Bank, National Security Advisor and Associate Secretary to the Cabinet, all of which required detailed understanding of governance and compensation-related matters. She has extensive policy, management, governance and communications experience, has served on many boards and advisory committees, and currently serves on two other public company boards.

INDEPENDENCE OF COMMITTEE MEMBERS

The board has determined that each member of the Corporate Governance and Compensation Committee is “independent” (as defined under applicable Canadian and US securities laws).

KEY ACTIVITIES FOR 2016

The Corporate Governance and Compensation Committee met nine times in 2016. In accordance with its internal work plan and terms of reference, the committee executed the following key projects during the year:

•	Reviewed and updated the Company’s corporate governance policies and practices in accordance with regulatory changes and best practices

•	Continued succession planning for the board, board committee chairs, the CEO, and other key leadership positions within the Company

•	Conducted board and committee assessments

•	Conducted a risk management review of the Company’s corporate governance and compensation practices

•	Completed a review and update of the Company’s list of peers, which is used for benchmarking executive compensation

•	Assessed the need to replenish and reload the pool of shares available for issuance under the Company’s LTIP

•	Completed a review and update of the Company’s performance metrics for PSUs following the MWH acquisition

Schedule C provides a more detailed account of the Corporate Governance and Compensation Committee’s activities. The committee’s Terms of Reference can be found at stantec.com, or you can contact us for a free copy.

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Executive Compensation Overview

Performance and Compensation Summary

Below are the Company’s key performance highlights from 2016 and their relationship to our executive pay, as well as the significant changes to the policies and practices that relate to executive compensation.

OUR PERFORMANCE IN 2016

Stantec had an extraordinary year in 2016. We continued to grow by consistently executing our strategy. Our results and performance reflect the five strategic acquisitions completed in the year, the completion of a common share offering, and the renegotiation of our long-term debt in the second quarter of 2016. In particular, the MWH acquisition, the largest in our history, significantly added to our operating results.

The following highlights other major financial achievements and strategic activities in 2016 that contributed to our financial performance and overall financial condition:

•	Continuous profitability and growth. We ended 2016 with 49.5% growth in gross revenue. Our net income was $130.5 million in 2016 compared to $156.4 million in 2015. Diluted earnings per share (EPS) was $1.22 in 2016 compared to $1.65 in 2015; adjusted diluted EPS was $1.69 in 2016 compared to $1.84 in 2015.

•	Growth through acquisition. By successfully executing our acquisition and integration strategy, acquisitions completed in 2016 and 2015 contributed $1.5 billion to our growth in gross revenue year over year, mainly from our MWH acquisition. In particular, MWH expanded many areas of our Consulting Services business, positioned us as a global leader in the Water sector, and created a new service offering—Construction Services.

•	Effective and diversified business model. By consistently executing our business strategy and by capitalizing on opportunities to increase project activity in our Infrastructure business operating unit, we were able to partly offset the organic revenue retraction in our Buildings, Energy & Resources, and Environmental Services business operating units. Overall, in 2016, organic gross revenue retracted by 5.6%.

For more information about the Company’s performance in 2016, we invite you to review our 2016 Annual Report, available on our website at stantec.com, on SEDAR at sedar.com, and on EDGAR at sec.gov.

KEY HIGHLIGHTS OF EXECUTIVE COMPENSATION FOR 2016

At Stantec, we are driven to achieve. That’s why we align our executive pay decisions with Company performance. We target total direct compensation for our executives at the fiftieth percentile (P50) of the market. We provide opportunities for executives to earn variable pay above P50 when they and Stantec exceed the objectives outlined in the short-term incentive plan (STIP) and LTIP. A large percentage of our executive compensation is variable or at-risk: it is paid only when business outcomes and individual goals are achieved. Although achieving outstanding results does support top percentile pay packages, both our STIP and the PSUs issued under our LTIP have a capped maximum payout level. This ensures that actual pay amounts do not exceed what is appropriate and affordable for our Company.

In 2016, we continued to manage through the challenging and severe economic conditions that faced our Energy & Resources and Environmental Services business operating units for the second year in a row. Despite these conditions, we maintained strong client relationships and grew significantly. We met or exceeded a number of key business objectives for 2016. Notwithstanding these significant efforts in a complex and transformational year, we did not meet some of our key financial objectives. As a result, our leadership team earned approximately 89% of their total target annual STIP awards, a significant decrease from 2015, when they earned 111% of their total target annual STIP awards.

Stantec Inc. 39

As part of our LTIP, we awarded PSUs to executives in 2016. Their actual realized value will be determined based on the average performance of our Company in 2016, 2017, and 2018. This three-year performance cycle helps ensure that executives make decisions that aim to provide longer-term shareholder benefits. Also as part of our LTIP, we continued to award stock options to our executives: the three-year vesting hurdles attached to those options will further encourage executives to focus on the longer-term growth of our share price.

The graph below shows Stantec’s total shareholder return (TSR) and the short-term and total compensation for our named executive officers (NEOs) over the past five years.

The graph above illustrates the high standards of performance we are driven to achieve. While Stantec’s TSR has been increasing over the past fives years, our executive compensation is primarily a product of our own success and the performance measures that relate to our Strategic Plan. Our performance expectations meet and in many cases exceed industry standards and peer performance. As a result, our executive compensation over the past five years reflects the achievement of our own goals and our commitment to our Strategic Plan.

EFFECTIVE RISK MANAGEMENT FEATURES

To create longer-term shareholder value and mitigate risk, we have incorporated various other measures into our executive compensation program:

•	Offer an appropriate mix of fixed and at-risk compensation

•	Set predetermined minimum and maximum payout limits on our short- and long-term performance-based incentives, which include performance targets that encourage profitable decisions, but not undue risk-taking

•	Require each executive to own three times and our CEO to own five times his or her base salary in Stantec equity

•	Require our CEO to retain Stantec shares for one year following his retirement from the Company

•	Prohibit all employees from speculating in the securities of the Company or purchasing financial instruments that are designed to hedge or offset a decrease in the value of equity securities of the Company

•	Commit to the principle that compensation paid to our executives on the basis of financial information that has since been restated should be returned; our board has adopted the Executive Compensation Clawback Policy

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SHAREHOLDER ENGAGEMENT

At our 2016 annual general meeting of shareholders, we invited you to cast your vote on our executive compensation practices. Of the votes cast, 82.65% were “For” our approach to executive compensation. The committee is dedicated to continuous improvement by ensuring that our executive compensation programs effectively meet our compensation objectives and that they are clearly understood and supported by our shareholders.

We welcome feedback from shareholders on all aspects of our compensation program. You are invited to contact us regarding executive compensation and to take advantage of your “say on pay” again in 2017.

Sincerely,

Aram Keith, Chair	Susan Hartman, Chair
Board of Directors	Corporate Governance and Compensation Committee

Stantec Inc. 41

Compensation Discussion and Analysis

NAMED EXECUTIVE OFFICERS

This Compensation Discussion and Analysis (CD&A) explains our executive compensation policies and programs for 2016 and focuses on the following NEOs (they appear in the summary compensation table on page 55). Executive compensation described in this CD&A reflects compensation earned by each NEO in his 2016 role (listed below).

Name	Position Title in 2016
Bob Gomes	President and Chief Executive Officer
Dan Lefaivre	Executive Vice President and Chief Financial Officer
Scott Murray	Executive Vice President and Chief Operating Officer
Tino DiManno	Executive Vice President and Chief Business Officer
Alan Krause	Executive Vice President

Mr. Krause was the president and chief executive officer of MWH Global at the time of the MWH acquisition, which closed on May 6, 2016. His compensation package from May 7 to December 31, 2016, differs from the remainder of the NEOs and, as such, is described separately under the MWH Executive Compensation section of this circular.

OUR COMPENSATION STRATEGY

At Stantec, we put people first. Our compensation strategy ensures we have the right compensation plans in place to attract and retain the people we need to carry out our business goals and objectives. These compensation plans should

●	Support our overall Strategic Plan

●	Align our executives’ personal success with the Company’s success

●	Align with our stated risk appetite and encourage prudent risk taking at the executive level

●	Keep us competitive for acquiring and retaining top talent

●	Have a total cost that is appropriate for the size and structure of our business

Our compensation objectives, designed to support this compensation strategy, establish a transparent link between pay and performance, and clearly define performance and accountability at Stantec. Our compensation objectives are to

•	Target executive total direct compensation at about P50 of the market

•	Provide opportunities to earn above P50 when management and Stantec exceed the objectives outlined in our STIP and LTIP

•	Balance our executive focus and pay outcomes over time in various ways in the overall pay mix

•	Place significant weighting on at-risk compensation in both short-and long-term incentives; place less weighting on base salaries

•	Provide two vehicles (PSUs and share options) in our LTIP to help balance the benefits and limitations of each

•	Place significant weighting on equity-based compensation over cash compensation to better align executive and shareholder interests over time

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COMPONENTS OF COMPENSATION AND PAY MIX

In 2016, our executive compensation program was composed of base salary, short-term incentive cash payments, long-term incentives, Employee Share Purchase Plan contributions, retirement plan contributions, and Milestone service awards.

Each year, the Corporate Governance and Compensation Committee reviews the pay components described above, as well as the mix or relative weightings of each. Our target total direct compensation mix is designed to align with market practices and our compensation philosophy. We weight variable, at-risk components more heavily than fixed components so that the total pay our executives ultimately receive will increase or decrease based on the success of our Company. We weight the long-term, or equity-based, components of our program the heaviest for our CEO. The board believes that placing a greater emphasis on long-term equity performance than on his salary and short-term incentive will ensure that the CEO is not motivated to achieve short-term objectives at the expense of long-term shareholder returns.

The diagrams below illustrate the target total direct compensation relative weightings of base salary, short-term incentive, and long-term incentives in 2016 for our NEOs:

See below for a more detailed discussion about each component of our compensation program. We also discuss how our 2016 performance impacted the pay decisions relating to each component.

Base Salary

In the fall of 2015, we positioned the 2016 base salaries for our NEOs at P50 of the market. Before making this decision, we reviewed the detailed benchmarking analysis undertaken by the Corporate Governance and Compensation Committee (with help from the committee’s independent compensation consultant), the Company’s performance, and the position responsibilities of each NEO. The review was completed at the end of 2015, and based on this review, the committee recommended no increases to base salaries for our CEO and CFO in 2016. Market increases were awarded to Mr. Murray and Mr. DiManno due to their promotions to the role of COO and CBO that took effect January 1, 2016.

Stantec Inc. 43

Compensation Benchmarking

To benchmark our Company’s approach to executive compensation, the Corporate Governance and Compensation Committee selected 11 companies based on a number of considerations recommended by the committee’s independent compensation consultant: industry classification, country of residence, total revenue, market capitalization and best practices. Information about Stantec and the 11 compensation peer companies used to set our 2016 executive compensation follow:

Company Name	GICS Sub-Industry Classification	Country	Total Revenue ($) (mm)(1)	Market Capitalization ($) (mm)(2)
Aecon Group Inc.	Construction and Engineering	Canada	3,242	876
Bird Construction Inc.	Construction and Engineering	Canada	1,573	385
Chicago Bridge & Iron, Co.	Construction and Engineering	US	15,135	4,267
Dycom Industries Inc.	Construction and Engineering	US	3,737	3,392
IHS Inc.	Research and Consulting Services	US	3,634	20,059
Mastec Inc.	Construction and Engineering	US	6,391	4,231
Quanta Services, Inc.	Construction and Engineering	US	9,875	6,770
SNC-Lavalin Group, Inc.	Construction and Engineering	Canada	8,906	8,685
Stantec Inc.(3)	Research and Consulting Services	Canada	2,927	3,098
Stuart Olson	Construction and Engineering	Canada	974	156
Tetra Tech Inc.	Environmental and Facilities Services	US	3,426	3,306
WSP Global Inc.	Construction and Engineering	Canada	6,241	4,506
(1)	Peer revenue figures are on a trailing 12-month basis as of the third quarter of 2016 and have been converted to Canadian dollars based on the average exchange rate over the same period. Because of their reporting dates, Dycom Industries Inc.’s total revenue is on a trailing 12-month basis as of July 30, 2016, and IHS Inc.’s total revenue is on a trailing 12-month basis as of November 30, 2016.

(2)	Peer market capitalization figures are as of December 31, 2016, and have been converted to Canadian dollars based on the year-end exchange rate.

(3)	Stantec’s revenue figures are on a trailing 12-month basis as of March 31, 2016, and market capitalization figures are as of March 31, 2016, to show Stantec’s revenue and market capitalization before the MWH acquisition.

In June 2016, the Corporate Governance and Compensation Committee engaged Mercer (Canada), its independent compensation consultant, to undertake a review of the Company’s compensation peer list and suggest changes that should be considered following Stantec’s acquisition of MWH. After completing the review, the committee updated our list of compensation peers to the following:

Company Name	GICS Sub-Industry Classification	Country	Total Revenue ($) (mm)(1)	Market Capitalization ($) (mm)(2)
Amec Foster Wheeler	Oil and Gas Equipment and Services	UK	11,082	3,036
Arcadis NV	Construction and Engineering	Netherlands	4,927	1,626
Bird Construction Inc.	Construction and Engineering	Canada	1,573	385
CH2M Hill Cos Ltd.	Construction and Engineering	US	7,122	-
Granite Construction Inc.	Construction and Engineering	US	3,286	2,925
KBR Inc.	Construction and Engineering	US	5,513	3,197
Mastec Inc.	Construction and Engineering	US	6,391	4,231
Quanta Services, Inc.	Construction and Engineering	US	9,875	6,770
SNC-Lavalin Group, Inc.	Construction and Engineering	Canada	8,906	8,685
Stantec Inc.	Research and Consulting Services	Canada	3,770	3,865
Stuart Olson	Construction and Engineering	Canada	974	156
Tetra Tech Inc.	Environmental and Facilities Services	US	3,426	3,306
Tutor Perini Corp	Construction and Engineering	US	6,533	1,850
WSP Global Inc.	Construction and Engineering	Canada	6,241	4,506
WS Atkins	Construction and Engineering	US	3,686	2,418
(1)	Revenue figures are provided on a trailing 12-month basis as of September 30, 2016, and have been converted to Canadian dollars based on the average exchange rate over the same period. Because of its reporting dates, AMEC Foster Wheeler’s total revenue is on a trailing 12-month basis as of June 30, 2016.

(2)	Market capitalization figures are as of December 31, 2016, and have been converted to Canadian dollars based on the year-end exchange rate. CH2M Hill Cos Ltd. is not a publicly traded company therefore market capitalization information is not provided.

This list of 2017 compensation peer companies was used to support compensation decisions for executives which took effect on January 1, 2017.

44 2017 Management Information Circular

Short-Term Incentive Plan (STIP)

At the start of 2016, the Company identified key financial and nonfinancial performance measures from our Strategic Plan to form the basis of the STIP performance scorecard. This scorecard is used to assess the Company’s achievement of its near-term business goals and to determine each executive’s 2016 STIP award. Our performance measures—based on our four value statements—follow:

We Put People First	We Are Better Together	We Do What Is Right	We Are Driven to Achieve
Employee Retention	Account Management	Health, Safety and Environment	Overall Revenue Growth
Diversity and Inclusion	Strategic Pursuits	Quality Management	Organic Net Revenue Growth
Operational Effectiveness
Return on Investment
Earnings per Share (EPS) Growth(1)
(1)	EPS is calculated as net income divided by the weighted average number of common shares outstanding during the period.

We set Company performance measures in our scorecard that, if achieved, exceed our expectations for overall industry performance for the upcoming year. These expectations are based on the findings of our comprehensive review of peer performance and industry factors, plus our own performance expectations. This review takes place during our annual strategic planning process.

If our Company performance measures are achieved, our executives should expect to earn STIP amounts higher than their individual STIP targets because our performance will have exceeded industry expectations. This approach is in keeping with our total direct compensation goal of paying compensation that is at P50 of the market for industry level performance, with the opportunity to earn above P50 if we outperform the industry.

Scorecard Assessment and Weighting by Measure

Individual objectives in the scorecard carry no predetermined individual weighting. Rather, the Corporate Governance and Compensation Committee assesses actual performance on each metric, then evaluates Company performance as a whole using discretion and sound judgment to assign a general Company performance level for the year. This allows the board the ability to recognize the relative importance of either failing to achieve or exceeding expectations on any individual metric for the Company as a whole in any given year.

In addition to the scorecard objectives, each executive is assigned certain individual business objectives for the year that relate to the performance of the executive’s business unit and the executive’s own achievements. Again, no relative weight is given to the individual objectives when determining the final STIP award.

STIP Targets

At the beginning of 2016, each executive was assigned a STIP target, expressed as a percentage of his base salary. Depending on the Company’s performance, as well as the executive’s achievement of individual objectives, the executive may earn a payment of between 0% and 200% of the target.

STIP targets for the CEO, CFO, COO, CBO and executive vice presidents in 2016 are outlined below:

Position Title	STIP Minimum	STIP Target	STIP Maximum
CEO	0%	100%	200%
CFO	0%	70%	140%
COO	0%	70%	140%
CBO	0%	70%	140%
Executive Vice President	0%	50%	100%

In 2016, Rich Allen retired as Stantec’s Chief Operating Officer (COO). To better meet the needs of Stantec’s diverse business, the COO’s roles and responsibilities were divided into two positions—COO and Chief Business Officer (CBO). Scott Murray was appointed as COO; Tino DiManno was appointed as CBO. In 2015, before the change, the COO’s STIP target was 80% of his base salary. In 2016, the COO’s and CBO’s STIP targets were set at 70% of base salary.

Stantec Inc. 45

Further, in 2016 three additional executive vice presidents were added to the Company’s leadership team. To accommodate the compensation cost of these additions, all executive vice president STIP targets were reduced from 60% to 50% of base salary.

2016 STIP Award Results

In January 2017, the Corporate Governance and Compensation Committee reviewed the 2016 completed scorecard, the final report on the results of the scorecard metrics, and the draft figures for the annual financial performance of the Company.

A summary of the completed scorecard and performance assessment is outlined in the table below:

Metrics		Performance Measure	Board Assessment of Performance
We Put People First
Employee Retention	Low voluntary turnover	< 9%	Meeting
Diversity and Inclusion	Reduction of inclusion gaps between identified groups (per employee survey)	10%	Meeting
We Are Better Together
Account Management	Grow relationships with top clients	Between 2 and 6%	Not Meeting
Strategic Pursuits	Win/loss ratio for strategic pursuits	> 50%	Meeting
We Do What Is Right
Health, Safety and Environment	Decrease total recordable injury rate	<0.60	Exceeding
Quality Management	Improve ISO-compliance audit results	>90%	Meeting
We Are Driven to Achieve
Overall Revenue Growth	Grow net revenues at an annual rate of 15%	15%	Exceeding
Organic Growth	Increase net revenue organic growth	2.3%	Not Meeting
Operational Effectiveness	Achieve pre-tax, pre-bonus net income	> 12%	Not Meeting
Return on Investment	Achieve a return on equity	13.6%	Not Meeting
Earnings Growth	Grow diluted EPS(1)	10.7%	Not Meeting
(1)	EPS is calculated as net income divided by the weighted average number of common shares outstanding during the period.

After reviewing the completed scorecard—along with our 2016 financial results and the assessment of our performance against the industry generally—the committee concluded that the CEO’s STIP performance factor should be 80% of target. This performance factor influenced the overall performance factor for Stantec’s executive team. To align with the results of the scorecard, our CEO took into account his performance factor when setting the STIP awards for our remaining executives. Individual achievements were also a factor. The overall STIP for executives who participated in the LTIP program was 89% of their target. The average STIP for our NEOs was 87% of their target.

The table below outlines each NEO’s actual STIP award (expressed as a percentage of the NEO’s STIP target).

Executive	STIP Award as a % of STIP Target
Bob Gomes, CEO	80%
Dan Lefaivre, CFO	111%
Scott Murray, COO	81%
Tino DiManno, CBO	85%
Alan Krause, EVP	80%

Mr. Lefaivre’s STIP award was set at $350,000, reflecting his significant efforts in 2016. Mr. Lefaivre led our Financial Services team’s efforts with the refinancing associated with the MWH transaction; his leadership was instrumental to the success of the transaction and established a solid capital program for our future growth requirements. This work was transformational for our Company. Further, Mr. Lefaivre was a key executive involved in all negotiations pertaining to the MWH acquisition, he led our Investor Relations team, and he coordinated activities in our Functional Services teams’ operations. Mr. Lefaivre’s STIP award was 111% of his target, which blends his excellent personal efforts with the financial performance of the Company.

46 2017 Management Information Circular

Mr. Murray, promoted to the role of COO in January 2016, performed well in his first year. He led our operations team’s focus on operational excellence and continued the strong tradition of industry-leading operational performance. Mr. Murray’s operations team created new processes for reviewing underperforming business centers to ensure they were addressing ongoing performance issues. Although Mr. Murray’s personal efforts were strong in 2016, Stantec’s Energy & Resources and Environmental Services business operating units were impacted by the continued retraction in the commodity markets. In addition, Stantec’s operations in western Canada were further impacted by the stress in the energy markets. Mr. Murray’s STIP award was set at 81% of his target.

Mr. DiManno assumed a new role in 2016. This role, also new to Stantec, was created to provide more executive leadership focus on our top-line organic growth. We separated this role from the COO role to ensure that focus was dedicated to the revenue growth of our Company. Mr. DiManno did an excellent job in his first year in defining the role and creating several initiatives to deal with our organic growth. Stantec’s organic growth rate improved quarter over quarter throughout the year, even with the continued retraction in the commodity markets. Mr. DiManno’s STIP was also impacted by the performance of our Energy & Resources and Environmental Services business operating units and our operations in western Canada. Mr. DiManno’s STIP award was set at 85% of his target.

Mr. Krause’s STIP payment for 2016 was an element of his employment agreement which was effective at the close of the MWH acquisition in May of 2016. Mr. Krause’s fixed STIP was indexed directly to the CEO ratio set by the Board’s Corporate Governance and Compensation Committee, thus resulting in his award of US$400,000. Mr. Krause’s leadership through the MWH transaction and into the planning for integration was a key element of the success we have realized to date on the acquisition.

Long-Term Incentive Plan (LTIP)

At Stantec, our LTIP strongly emphasizes performance. The LTIP is made up of PSUs, which are tied directly to our net income growth and our return on equity, and options, which carry value only as our share price increases.

When designing the LTIP component of our compensation program, the Corporate Governance and Compensation Committee completed a peer assessment to determine the approaches our competitors have taken to design their long-term incentives and to identify the most appropriate ones for our business. As a result of that assessment, the Company uses two long-term incentive vehicles: PSUs and options. This mix balances the benefits and limitations of using just one vehicle, while maintaining a relatively simple long-term incentive structure. In 2016, the committee determined that the appropriate mix is two-thirds PSUs and one-third options. The committee reviews the mix annually to ensure it aligns with market practice and with our compensation strategy and philosophy.

Each executive position level has a target value of long-term incentives to be granted; this value is a percentage of the executive’s base salary. Similar to our approach to base pay and short-term incentives, these targets are based on P50 of our market assessment. The following table outlines the targets for our CEO, CFO, COO, CBO, and executive vice presidents in 2016.

Position Title	LTIP Target
CEO	200%
CFO	80%
COO	70%
CBO	70%
Executive Vice President	50%

As with the STIP targets, in 2016 (following the division of the role of COO into two roles), the CBO’s and COO’s LTIP targets were lowered from 100% of base salary to 70% of base salary. The LTIP target for our executive vice presidents was reduced from 60% to 50% of base salary.

Stantec Inc. 47

Performance Share Units (PSUs)

PSUs are notional share units that mirror the market value of Stantec’s common shares. PSUs have associated dividend equivalent rights and therefore accumulate additional units equal to the value of dividends paid on Stantec shares over the life of the units. These units vest upon completing a three-year service condition that starts on the date they are granted. All PSUs that have been granted under the LTIP to date will be settled in cash only, not shares, to minimize dilution. The Company can issue PSUs that settle in shares but has not done so to date. There is a maximum of 1,000,000 shares available for issuance to settle PSUs granted under the LTIP (see further details on page 14 of this circular).

Annually, the Corporate Governance and Compensation Committee reviews and approves the performance objectives that will be applied to each grant of PSUs. Performance objectives for each grant year are used to determine the ultimate number of PSUs that will vest on the third anniversary of the grant date. The number of PSUs that will vest can range from 0% to 200% of the number of units granted to each executive.

For 2016, the committee approved using two equally weighted three-year performance objectives—net income growth and return on equity—two key indicators of success in our Strategic Plan. The committee chose these because it believes that achieving them will result in sustainable, long-term shareholder return.

From time to time, we test our practices against a competitive set of peer companies (see our list of compensation peers on page 44 of this circular). Our approach fits within that external landscape and, even more importantly, supports our overall approach to performance and pay. We continue to explore using relative performance measures that would complement our current performance measures; however, at this time, we use internal performance measures and goals that link to our Strategic Plan. To ensure our targets are set based in part on relative performance, we undertake significant analyses and benchmarking against industry performance, peer performance and our own historical performance when we set minimum, target, stretch, and maximum ranges for each measure. Moreover, relative measurement is not a prevalent practice among our peers.

Our 2016 LTIP grant occurred in May immediately following the MWH acquisition. The Corporate Governance and Compensation Committee completed a detailed evaluation of the impact that this acquisition was expected to have on the 2016 PSU performance measures. Based on this additional evaluation, along with information gathered during our comprehensive strategic planning process, the committee approved five performance levels—minimum, miss, base, plan, and maximum. These dictate the value of PSUs each executive will earn on payout, as outlined in the table below:

Net Income	Minimum	Miss	Base	Plan	Maximum
Company’s adjusted net income growth rate(1)	0%	5.0%	10.5%	15.1%	16.0%
Net income award amount	0%	50%	100%	136.4%	200%

Return on Equity	Minimum	Miss	Base	Plan	Maximum
Company’s average return on equity rate(2)	0%	7.5%	12.0%	14.0%	15.0%
Return on equity award amount	0%	50%	100%	171.3%	200%

(1)	Meaning the compound annual growth rate of the Company’s adjusted net income for the fiscal years 2014, 2015, and 2016, where the net income is adjusted to exclude the effect of extraordinary, unusual, and/or nonrecurring items. The Company’s adjusted net income growth rate is a non-IFRS measure.

(2)	Meaning the average of the Company ’s adjusted return on equity for the fiscal years 2014, 2015, and 2016, where the return on equity is adjusted to exclude the effect of extraordinary, unusual, and/or nonrecurring items. The Company’s average return on equity rate is a non-IFRS measure.

48 2017 Management Information Circular

Net Income Growth Test

If the Company’s adjusted net income growth rate is “minimum,” the performance factor to be applied to the PSUs is 0%, and therefore the net income portion of the award is also zero. If the growth rate is above “minimum” and up to “maximum,” the performance factor to be applied to the net income award will be interpolated on a linear basis. If the rate is above “maximum,” the performance factor to be applied to the net income portion of the award is capped at 200%.

Return on Equity Test

If the Company’s adjusted average return on equity rate is “minimum,” the performance factor to be applied to the PSUs is 0%, and therefore the return on equity portion of the award is also zero. If the rate is above “minimum” and up to “maximum,” the performance factor to be applied to the return on equity award will be interpolated on a linear basis. If the rate is above “maximum,” the performance factor to be applied to the return on equity portion of the award is capped at 200%.

PSUs are paid out at their cash value, which is determined on the third anniversary of the grant date. During the vesting period, the PSU value will fluctuate with any change in the share price.

LTIP Amendments in 2016

In 2016, in response to a recommendation made by our independent compensation consultant to the Corporate Governance and Compensation Committee, we amended the settlement price methodology for PSUs and RSUs granted under the LTIP to the volume weighted average trading price of Stantec’s common shares on the TSX for the five trading days immediately preceding the settlement date. Before this amendment, share units were settled using the closing price for Stantec’s common shares on the TSX on the trading day immediately preceding the settlement date. This amendment was deemed to be of a housekeeping nature, and as such, did not require shareholder approval under the amendment provisions of the LTIP. This amendment applies only to PSUs and RSUs that may be granted in the future; it does not apply to PSUs that have already been granted.

A detailed description of the LTIP, incorporating these amendments made in 2016, is attached to this circular as Schedule A.

Options

Options granted in 2016 have a three-year equal vesting schedule and a five-year term.

To determine the number of stock options to grant to each executive under the LTIP, we used the Black-Scholes valuation method for each option as of May 17, 2016. Stock options granted in 2016 have an exercise price of $32.83.

The following table outlines the dilution and run rate of Stantec’s options for the past two years. Percentages shown are as of December 31 for 2015 and 2016.

Rate	Description	2015	2016
Dilution	Dilution represents the current dilution from share options. Dilution is calculated as the total number of share options outstanding, divided by the number of common shares outstanding.	3.20%	3.20%
Run Rate	Run rate shows the size of annual share option grants. Run rate is calculated as the total number of share options issued in a year, divided by the number of common shares outstanding.	1.02%	0.87%

OTHER COMPENSATION

Our executives do not receive perquisites or other compensation measures apart from their eligibility to participate in the retirement, health benefits, and service award programs that are generally available to all our employees. Details of our retirement and service award programs are set out below.

Retirement Benefits

All executives are eligible to participate in the Stantec retirement plans offered to Stantec employees. We do not offer any special perquisites or benefits designed specifically for our executives.

Stantec Inc. 49

For Canadian employees, we offer four retirement plans: a Group Registered Retirement Savings Plan (Group RRSP), a registered Employee Share Purchase Plan (ESPP), a non-registered ESPP, and a Group Tax-Free Savings Account (Group TFSA). None of the retirement plans involve the issuance of Stantec shares from treasury.

Under the Group RRSP, Stantec matches employee contributions at 100% of the first 3% of the employee’s base salary. Group RRSP contributions are invested in the employee’s choice of 17 investment funds, including the option to invest in Stantec shares. Under the registered and non-registered ESPPs, employees purchase Stantec shares. Stantec matches employee contributions at 50% of the first 4% of the employee’s base salary (a maximum of 2% of the employee’s base salary). The maximum that Stantec can contribute is 5% of an employee’s base salary (3% for the Group RRSP and 2% for the registered and non-registered ESPP). Under the Group TFSA, contributions are invested in the employee’s choice of 17 investment funds.

Stantec’s US employees are eligible to participate in the Stantec Consulting 401(k) Plan and Trust. Stantec matches employee contributions at 100% of the first 3% and 50% on the next 2% of the employee’s base salary. The 401(k) contributions are invested in the employee’s choice of 16 investment funds. US employees can also participate in the ESPP; Stantec matches these contributions at 0.5% of eligible compensation when the employee contributes 1% and at 1% of eligible compensation when the employee contributes 2% or more.

Service Awards

Stantec’s Milestone Service Award program recognizes and celebrates our employees for their valued contributions and sustained commitment to the success of Stantec. Milestone recognition begins with the employee’s fifth year of service and is celebrated every 5 years after that. All regular full- and part-time employees are eligible for the award, provided they remain in continuous and uninterrupted service with Stantec for the required number of years.

Canadian employees receive a one-time lump-sum contribution of $500 to the employee’s non-registered ESPP for every 5 years of service to a maximum award of $2,000 for 20 years of service. The $2,000 award will continue for each 5 years of service after that.

US employees receive a one-time lump-sum contribution of US$500 to the employee’s ESPP for every 5 years of service to a maximum award of US$2,000 for 20 years of service. The US$2,000 award will continue for each 5 years of service after that.

MWH EXECUTIVE COMPENSATION DISCUSSION

Mr. Krause entered into an employment agreement with Stantec concurrent with the closing of the MWH acquisition on May 6, 2016. The terms of Mr. Krause’s employment agreement differ from those of our other NEOs because his employment is short-term and tied to the MWH integration. We anticipate that Mr. Krause’s employment will end in late 2017 or early 2018, depending on the progress of the integration.

Mr. Krause’s base salary was negotiated as part of the acquisition of MWH, and was set to reflect his expected responsibilities for the successful integration, along with continued management of the Global operations. His annual base salary is US$525,000.

Mr. Krause’s STIP amount for 2016 was US$500,000, subject to adjustment using the same performance factor as applied to Mr. Gomes. As discussed above, Mr. Gomes’ STIP in 2016 was set at 80% of his target. Accordingly, the same ratio was applied to Mr. Krause’s STIP, resulting in a 2016 STIP payment of US$400,000.

Given the short-term nature of Mr. Krause’s expected employment, no LTIP award was granted to him in 2016.

50 2017 Management Information Circular

PERFORMANCE GRAPH

The following graph compares the total shareholder return for $100 invested in our common shares on December 31, 2011, assuming reinvestment of dividends, against the total return on the S&P/TSX Composite Total Returns Index.

In the past five years, Stantec’s total shareholder return has outperformed the S&P/TSX Composite Total Returns Index. Over the same period, Stantec’s NEO compensation has risen during periods of high growth and declined slightly during periods of plateaued growth (see page 40 of this circular). This is consistent with our overall approach to performance and pay. Rather than using relative measures, we use internal performance measures and goals that link to our Strategic Plan. In turn, we believe this aligns executive pay with sustainable, long-term shareholder returns.

Stantec Inc. 51

OUR DECISION-MAKING AND APPROVAL PROCESS

The Corporate Governance and Compensation Committee is responsible for determining the compensation strategy for executives on behalf of the board and for administering executive compensation policies. The committee develops the compensation objectives based on that strategy; programs are then designed to effectively achieve those objectives.

At the end of 2016, the committee was composed of four independent directors: Susan Hartman (chair), Delores Etter, Don Lowry, and Marie-Lucie Morin. Each brings a diverse range of direct experience relating to executive compensation, succession planning, and risk management. Detailed biographies of the members, including their experience with respect to executive compensation and risk oversight, can be found in the Committee Reports section of this circular.

Annually, the committee reviews and approves the compensation programs available to the Company’s executives, as well as the performance criteria associated with the STIP and PSUs. With the recommendation of the committee, the board sets the CEO’s compensation. The compensation for each NEO, other than the CEO, is approved by the CEO—with recommendations and guidance from the committee—and is in keeping with the minimum and maximum awards for the STIP amounts and long-term incentive grants set out in our compensation programs.

Compensation decisions with respect to Mr. Krause were made based on the recommendations of the CEO and as part of the overall negotiation of the MWH acquisition.

Independent Advice

The Corporate Governance and Compensation Committee adopted a preapproval policy regarding management’s use of the board’s compensation consultant. Under the terms of this policy, the committee will

•	Not approve the use of a board consultant by management if that use could compromise the independence of the consultant as an advisor to the board

•	Preapprove the terms of any use of a consultant by management, including fees and proposed terms of service

In 2016, the committee retained Mercer (Canada) Limited to update the Company’s compensation peer companies after the MWH acquisition, perform a benchmarking exercise against those peers to assist the committee in setting our 2017 executive compensation, and assess the number of shares required to replenish the share reserve pool for the Company’s LTIP.

The table below outlines the fees paid to Mercer for its executive compensation engagement and the fees paid to Mercer and its affiliates for the other services described above.

Fees Paid to Mercer (Canada) Limited in 2015 and 2016

Financial Year	Executive Compensation-Related Fees ($)	All Other Fees ($)
2015	44,415	52,327(1)
2016	76,650	84,187(2)
(1)	In 2015, management purchased various compensation data surveys from Mercer. As well, $5,586 was spent on a review with Mercer and Deloitte (as subconsultant to Mercer) of the best practices to follow when structuring our information technology team. That engagement finished in 2015.

(2)	In 2016, management purchased various compensation data surveys from Mercer. As well, MWH purchased various compensation data surveys, and Mercer provided health and benefits consulting services in 2016 for the MWH US benefits plans. These plans were terminated as of the end of 2016, so these services should not recur in 2017.

52 2017 Management Information Circular

RISK MITIGATION IN OUR COMPENSATION PROGRAMS

As part of its mandate, the Corporate Governance and Compensation Committee continually reviews our compensation programs to align pay outcomes with the Company’s risk management strategies and to discourage inappropriate risk-taking by our executives. The committee has not identified any risks related to Stantec’s executive compensation programs that are reasonably likely to have a material adverse effect on the Company. As well, Mercer—the board’s independent compensation consultant—has not identified any material risks with our programs. The following components of our executive compensation programs mitigate risk.

Mix of Fixed and At-Risk Pay

In 2016, we offered our executives an appropriate mix of fixed and at-risk pay, as well as short- and long-term incentives.

Balanced Program

•	We offer various target levels of base salary, STIP, and LTIP, depending on the executive’s position in the Company; our CEO’s compensation is most heavily weighted toward equity-based vehicles

•	We offer a variety of performance metrics for both STIP and LTIP to support our pay-for-performance philosophy and respond to our shareholders’ expectations

Fixed Limits on Variable Compensation

•	Both the STIP and LTIP are designed to include the possibility of a zero payout, as well as a predefined maximum (a cap)

•	The PSUs in our LTIP program have performance hurdles in addition to a time-based vesting component

Employment Contracts

•	Our executives have entered into employment agreements that include non-competition and non-solicitation restrictive covenants

•	These employment agreements have a “double trigger” provision: a termination payment will be made only when the executive is terminated without cause or his or her employment is terminated for good reason following a change of control

•	NEOs receive reasonable severance when terminated without cause and no payments when retiring

Share Ownership Requirements

We believe that equity ownership plays a key role in aligning executive interests with shareholder interests; therefore, the board has adopted the following share ownership requirements for executive officers:

Position Title	Equity Ownership as a Multiple of Base Salary
CEO	5x(1)
CFO	3x
COO and CBO	3x
Executive Vice President	3x
(1)	The CEO’s target can be achieved using either common shares or DSUs. Mr. Gomes received DSUs as part of his compensation package until January 1, 2014.

Under the Senior Executive Share Ownership Policy, each senior executive must comply with the ownership requirement within five years of the implementation of the policy (January 1, 2014) or of his or her appointment to the position. To ensure compliance by the fifth year, every NEO (other than the CEO) must increase his holdings by at least 20% each year until compliant.

Stantec Inc. 53

The table below sets out the following:

●	The common shares, PSUs, and DSUs held by each NEO. The values of common shares and PSUs were calculated using the closing price of Stantec shares on December 30, 2016, the last trading day of 2016 ($33.92). The value of each DSU was calculated using the weighted-by-volume average of Stantec shares for the last 10 trading days of 2016 ($34.63).

●	Each NEO’s ownership interest, demonstrating compliance with our policy as of December 31, 2016.

●	The total amount of equity held by the NEO that is at risk.

Name	Value of Stantec Shares Owned, Controlled, or Directed ($)	Value of DSUs Held ($)	Base Compensation ($)(1)	Eligible Value as a Multiple of Base Salary(2)	Meeting Policy?(3)	Value of PSUs Held ($)	Total Value at Risk ($)(4)
Bob Gomes	6,526,072	4,229,881	850,005	12.65	✓	3,617,839	14,373,793
Dan Lefaivre	2,558,145	-	450,002	5.68	✓	766,049	3,324,194
Scott Murray	1,044,736	-	503,331	2.08	✓	573,452	1,618,188
Tino DiManno	892,707	-	411,554	2.17	✓	544,246	1,436,953
Alan Krause	0	-	695,362	-	✓	0	0
(1)	Mr. Murray and Mr. Krause earn their base salaries in US dollars. The amounts shown above have been converted to Canadian dollars at the 2016 average annual exchange rate of $1.3245.

(2)	The value of PSUs held by executive officers does not count toward our minimum equity requirements; therefore, these values are not included in this calculation. Because DSUs are permitted to be held as part of Mr. Gomes’s minimum equity requirements, we have included their values in this calculation.

(3)	The equity ownership requirements were revised on January 1, 2014. Executives have five years to comply with the requirements. All executives have satisfied the requirement to hold at least 60% of their required equity stake as at the end of the third year after the new ownership requirements were implemented. Mr. Krause became an executive vice president on May 6, 2016, the date that the MWH acquisition closed, so he was not required to hold any equity as of December 31, 2016.

(4)	The total value at risk for our CEO is the value of his common shares, DSUs, and PSUs. The total value at risk for the remaining NEOs is the value of their common shares and PSUs.

Share Retention Requirements

For one year following the CEO’s retirement from his role, he must maintain the same level of common share ownership that he was required to hold on the day before his retirement. We believe this policy discourages short-term, high-risk decision making before the CEO departs.

Executive Compensation Clawback Policy

The board may—at its sole discretion, to the full extent permitted by law, and to the extent it determines that it is in the Company’s best interests to do so—require reimbursement of full or partial compensation from an executive or former executive in situations where the

•	Amount of a bonus or incentive compensation was calculated based on or contingent on achieving certain financial results that were subsequently the subject of or affected by a restatement of all or a portion of the Company’s financial statements

•	Amount of the bonus or incentive compensation that would have been awarded to or the profit realized by the executive had the financial results been properly reported was lower than the amount actually awarded or received

Anti-Hedging Policy

Under the Company’s Insider Trading Prohibition Policy, directors and executives are prohibited from speculating in the securities of the Company and may not sell securities of the Company short or buy or sell a call or put option. Directors and executives are not permitted to purchase forward contracts or any similar instruments—such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds—that are designed to hedge or offset a decrease in the value of equity securities of the Company.

54 2017 Management Information Circular

2016 Compensation Details

SUMMARY COMPENSATION TABLE FOR NAMED EXECUTIVE OFFICERS

The following table summarizes the compensation for our CEO, CFO, and the next three most highly compensated executive officers, collectively referred to as our named executive officers (NEOs).

Mr. Murray and Mr. Krause reside in the United States and are paid in US dollars. All other NEOs reside in Canada and are paid in Canadian dollars. In the table below, all amounts are stated in Canadian dollars; for Mr. Murray’s and Mr. Krause’s compensation, the Canadian dollar equivalents are based on the average annual currency exchange rate, which was $1.3245 in 2016, $1.2785 in 2015, and $1.1046 in 2014.

Name and Principal Position	Year	Salary ($)(1)	Long-Term Compensation ($)		Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($)(2)	Total Compensation ($)
			Share- Based Awards(3)	Option- Based Awards(4)	Annual Incentive Plan Bonus	Long-Term Incentive Plans
Bob Gomes President & CEO	2016 2015 2014	850,005 850,005 831,736	1,133,333 1,133,333 1,133,339	566,667 566,667 566,501	680,000 935,005 1,147,500	- - -	- - -	108,965 81,173 58,354	3,338,970 3,566,183 3,737,430
Dan Lefaivre Executive Vice President & CFO	2016 2015 2014	450,002 450,002 447,117	240,000 240,000 239,973	120,000 120,000 119,954	350,000 450,000 551,250	- - -	- - -	30,473 30,731 28,613	1,190,475 1,290,733 1,386,907
Scott Murray Executive Vice President & COO	2016 2015 2014	503,331 421,922 363,894	234,180 168,768 146,273	117,090 84,385 73,123	284,768 319,625 300,000	- - -	- - -	28,593 26,732 30,922	1,167,961 1,021,432 914,212
Tino DiManno Executive Vice President & CBO	2016 2015 2014	411,554 400,004 399,042	192,274 160,001 159,960	96,137 80,001 79,974	245,000 350,000 400,000	- - -	- - -	28,649 26,230 22,745	973,614 1,016,236 1,061,721
Alan Krause(5) Executive Vice President	2016	383,117	-	-	529,800	-	-	57,091	970,008
(1)	Because of payroll cut-off dates, the salary earned by NEOs in the first pay period of a year is based on the previous year’s salary.

(2)	Represents the value of additional deferred share units (DSUs), restricted share units (RSUs), and performance share units (PSUs) credited to each NEO to account for the issuance of dividends on his total unit holdings, payments made to the NEO’s registered retirement savings plan and Employee Share Purchase Plan, payments for Milestone Service Awards, and payouts of vacation time that accrued but was not taken within the time limits prescribed under Stantec policies. Mr. Krause’s amount includes a car allowance.

(3)	In 2016, 2015, and 2014, all NEOs other than Mr. Krause received share-based awards in the form of PSUs. Values stated for 2016 represent the grant date fair value of the units granted on May 17, 2016, at a price of $32.83, representing the closing price of Stantec’s shares on the TSX on the day prior to the grant date.

(4)	Represents options for common shares of Stantec. The fair values of options disclosed in this table have been estimated at the grant date using a Black-Scholes option-pricing model with the following weighted average assumptions: 2016 – Option life = 5 years, Risk-Free Interest Rate = 0.76%, Volatility = 23.73%, and Expected Hold Period to Exercise = 3.5 years; 2015 – Option Life = 7 years, Risk-Free Interest Rate = 0.59%, Volatility = 24.73%, and Expected Hold Period to Exercise = 4.5 years; 2014 – Option Life = 7 years, Risk-Free Interest Rate = 1.34%, Volatility = 26.07%, and Expected Hold Period to Exercise = 4.5 years. The Black-Scholes valuation methodology was used to value Stantec options because management believes it is the most appropriate model given the terms and conditions of its share-based payment arrangements. It is also a commonly used option-pricing methodology. The fair value of the award on the grant date is the same as the fair value determined in accordance with IFRS 2 share-based payment used for accounting purposes.

(5)	For 2016, Mr. Krause’s base salary reflects the period from the closing date of the MWH acquisition, May 6, 2016, to December 31, 2016. Mr. Krause’s annual base salary is US$525,000.

Stantec Inc. 55

The following table summarizes the compensation for our US-based NEOs restated in US dollars:

Name and Principal Position	Year	Salary (US$)	Long-Term Compensation (US$)		Non-Equity Incentive Plan Compensation (US$)		Pension Value (US$)	All Other Compensation (US$)	Total Compensation (US$)
			Share- Based Awards	Option- Based Awards	Annual Incentive Plan Bonus	Long-Term Incentive Plans
Scott Murray Executive Vice President & COO	2016 2015 2014	380,016 330,013 329,435	176,806 132,005 132,422	88,403 66,003 66,199	215,000 250,000 271,592	- - -	- - -	21,588 20,909 27,994	881,813 798,930 827,642
Alan Krause Executive Vice President	2016	289,254	-	-	400,000	-	-	43,104	732,358

OUTSTANDING OPTION AND SHARE-BASED AWARDS

The following table summarizes all option- and share-based awards outstanding as at December 31, 2016, for each NEO.

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Total Unexercised In-the-Money Options(1)($)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share-Based Awards That Have Not Vested ($)(2)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($)(3)
Bob Gomes	81,702 108,461 96,700	32.900 32.830 32.010	March 4, 2021 May 17, 2021 March 3, 2022	386,256	106,658	2,914,526	4,229,905
Dan Lefaivre	10,000 17,300 22,968 20,477	20.875 32.900 32.830 32.010	February 26, 2020 March 4, 2021 May 17, 2021 March 3, 2022	212,242	22,584	617,133	0
Scott Murray	3,336 6,668 10,546 21,886 14,118	14.875 20.875 32.900 32.830 32.010	February 28, 2019 February 26, 2020 March 4, 2021 May 17, 2021 March 3, 2022	212,096	16,906	474,359	0
Tino DiManno	11,534 18,400 13,651	32.900 32.830 32.010	March 4, 2021 May 17, 2021 March 3, 2022	57,894	16,045	444,969	0
Alan Krause	-	-	-	-	-	-	0
(1)	The closing price of Stantec shares of $33.92 as of December 30, 2016, was used to calculate the aggregate value.

(2)	Represents the value of PSUs awarded to the NEOs in 2014, 2015 and 2016. PSUs were valued based on the payout expected as a result of Stantec’s performance during the life of the units (thus, for the purpose of this disclosure, a multiplier of 82.5% was applied to PSUs granted in 2014, a multiplier of 60% was applied to PSUs granted in 2015, and a multiplier of 100% was applied to PSUs granted in 2016). The number of PSUs that actually vest and pay out will be dependent on Stantec’s actual performance applicable to the period to which such PSUs relate. For purposes of this disclosure, 100% of the PSUs are assumed to have vested. The closing price of Stantec shares of $33.92 as of December 30, 2016, was used to calculate the value of the PSUs.

(3)	This value represents DSUs awarded to Mr. Gomes under his former employment agreement. DSUs were valued using the volume-weighted average trading price of Stantec shares for the last 10 trading days of 2016 ($34.63) because the terms of the DSUs provide that a 10-day period will be used to calculate the payout.

56 2017 Management Information Circular

INCENTIVE PLAN AWARDS—VALUE VESTED OR EARNED DURING THE YEAR

The following table summarizes the value of all option- and share-based awards vested or earned by each NEO during 2016, along with the 2016 STIP awards (non-equity incentive plan compensation).

Name	Option-Based Awards—Value Vested during the Year ($)(1)	Share-Based Awards—Value Vested during the Year ($)(2)(3)	Non-Equity Incentive Plan Compensation— Value Earned during the Year ($)
Bob Gomes	0	53,580	680,000
Dan Lefaivre	27,205	156,555	350,000
Scott Murray	27,205	87,702	284,768
Tino DiManno	27,205	122,007	245,000
Alan Krause	0	0	529,800
(1)	Represents the value that would have been realized if the options under the option-based awards had been exercised on the vesting date. For Mr. Gomes, one-third of the options granted to him in 2014 and 2015 vested in 2015. For Mr. Lefaivre, Mr. Murray and Mr. DiManno, one-third of the options granted to them in 2013, 2014 and 2015 vested in 2016. Mr. Krause does not hold any Stantec options.

(2)	Represents the value of DSUs earned by Mr. Gomes in 2016 as dividends on his total DSU holdings. No new DSUs were granted to Mr. Gomes in 2016 other than those credited as dividends on awards made before 2016. DSUs vest on issuance and will be exercised and paid out in cash upon Mr. Gomes’s retirement, death, or termination from Stantec.

(3)	Represents the value of RSUs issued as part of Mr. Lefaivre’s, Mr. Murray’s, and Mr. DiManno’s 2014 compensation that vested in 2016. Values for RSUs are based on actual payouts made in 2016. RSUs are paid out in the cash value of the units on the second anniversary of the grant date or in the event of the earlier death of the executive. No new RSUs were granted in 2016.

GAINS REALIZED THROUGH OPTIONS EXERCISED DURING THE YEAR

The following table shows the value of gains realized for the NEOs following the exercise of stock options in 2015 and 2016.

	2015 ($)(1)	2016 ($)(1)
Bob Gomes	277,050	0
Dan Lefaivre	392,404	0
Scott Murray	0	0
Tino DiManno	670,745	135,840
Alan Krause	0	0
(1)	Represents the actual gain realized on the exercise of options. The gain reflects the difference between the exercise price and strike price on the date of exercise.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth as at December 31, 2016, the number of securities to be issued upon exercise of outstanding options, the weighted exercise price of the outstanding options, and the number of securities remaining for issuance under all equity plans previously approved by shareholders. As at December 31, 2016, the Company did not have any equity plans that had not been approved by shareholders nor are any such plans in effect as of the date of this circular.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options (a) (#)	Weighted Average Exercise Price of Outstanding Options (b) ($)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c) (#)
Equity compensation plans approved by security holders	3,655,020(1)	28.33	2,365,314(2)
(1)	This number includes options granted under Stantec’s previous Employee Share Option Plan (1,054,116) and options granted under Stantec’s 2014 LTIP (2,600,904).

(2)	This number is equal to the maximum number of Stantec options authorized to be issued under Stantec’s LTIP (5,000,000), less the 2,600,904 options issued and outstanding under the plan as at December 31, 2016, and less the 33,782 options exercised. The 2014 LTIP replaced the Company’s previous Employee Share Option Plan. Thus, no additional options are available for future issuance under the previous Employee Share Option Plan.

Stantec Inc. 57

Employment Agreements

EMPLOYMENT AGREEMENTS

Stantec has written employment agreements with each NEO. The terms and conditions of these agreements are competitive and reflect the compensation and risk management measures described elsewhere in this circular. Mr. Krause has a fixed term agreement, which is expected to conclude upon the successful integration planning of MWH in late 2017 or early 2018. All other NEOs have employment agreements that apply for an indefinite term. Certain other key terms of our executive employment agreements (except Mr. Krause’s agreement) follow.

Non-competition and Non-solicitation

All employment agreements include non-competition or non-solicitation covenants in varying scope and duration. Mr. Gomes’s agreement restricts him from (a) soliciting Stantec staff or clients for whom Stantec has undertaken business development efforts during the last year of his employment and (b) competing with Stantec’s business in Canada or the United States. These restrictions apply for two years following the termination of his employment. Mr. Lefaivre is subject to similar restrictions; however, his covenants apply for one year following the termination of his employment. Mr. Murray’s, Mr. DiManno’s, and Mr. Krause’s agreements restrict them from soliciting Stantec staff or clients for one year following the termination of their employment.

Confidentiality

Each employment agreement (including Mr. Krause’s) contains a confidentiality covenant that applies indefinitely. Following the termination of an NEO’s employment, all notes, data, and other information accumulated or developed by the NEO must be returned to the Company. All information remains confidential and NEOs are prohibited from using the information in a manner that is detrimental to the interests of the Company.

The following table summarizes the restrictive covenants mentioned previously:

Executive	Non-competition	Non-solicitation of Staff and Clients	Confidentiality Provision
Bob Gomes	2 years after departure	2 years after departure	Indefinitely after departure
Dan Lefaivre	1 year after departure	1 year after departure	Indefinitely after departure
Scott Murray	None	1 year after departure	Indefinitely after departure
Tino DiManno	None	1 year after departure	Indefinitely after departure
Alan Krause	None	1 year after departure	Indefinitely after departure

Clawback Policy and Equity Ownership Requirements

Each employment agreement includes an obligation on the executive’s part to comply with Stantec’s Senior Executive Share Ownership Policy and an acknowledgement and agreement to adhere to the Company’s Executive Compensation Clawback Policy.

58 2017 Management Information Circular

Benefits on Termination and Change of Control

The following tables summarize the payments due to each NEO other than Mr. Krause upon termination of employment or a change of control followed by a termination of employment without cause or for good reason. Because Mr. Krause’s employment agreement is for a fixed term, he is not subject to similar provisions as described below.

Benefits on Termination and Change of Control for Our CEO

Name	Resignation	Termination without Cause	Change of Control and “Double Trigger” Conditions Fulfilled(1)	Retirement(2)
Short-Term Incentive	None	None other than what may be calculated in the severance payment (described below)	None other than what may be calculated in the severance payment (described below)	None
Vested Stock Options(3)	Must be exercised within 90 days of resignation date; options remaining unexercised after that date are cancelled	Must be exercised within 90 days of termination date; options remaining unexercised after that date are cancelled	Must be exercised within 90 days of termination date; options remaining unexercised after that date are cancelled	Remain outstanding and exercisable in accordance with the original life of the option
Unvested Stock Options(3)	Cancelled	Cancelled	All options immediately vest and must be exercised within 90 days of termination date; options remaining unexercised after that date are cancelled	Remain outstanding and vest in accordance with their original vesting schedule
Deferred Share Units (DSUs)	Paid out within 60 days of resignation	Paid out within 60 days of termination	Paid out within 60 days of termination	Paid out within 60 days of retirement
Performance Share Units (PSUs)	Cancelled	Cancelled	All PSUs vest based on the actual performance of the Company between the grant date and termination date; paid out within 60 days of termination date	Remain outstanding, vest and pay out in accordance with the performance objectives actually achieved during the life of the unit on the settlement date originally scheduled
Other Benefits, including the Group RRSP and the ESPP	None other than payout of vested benefits	None other than payout of vested benefits	None other than payout of vested benefits	None other than payout of vested benefits
Severance Payment	None

Unpaid salary earned to the termination date, together with a payment equal to

•    Two times (2x) annual base salary existing as at the termination date, plus

•    Two times (2x) the CEO’s Historical Bonus Amount(4)

Unpaid salary earned to the termination date, together with a payment equal to

•    Two times (2x) annual base salary existing as at the termination date, plus

•    Two times (2x) the CEO’s Historical Bonus Amount(4)

None

(1)	The “double trigger” provisions are fulfilled if a change of control occurs and within 12 months following the change of control, (a) Mr. Gomes’s employment is terminated without cause or (b) Mr. Gomes terminates his employment with good reason. For the purpose of Mr. Gomes’s employment agreement, a change of control would occur when (a) a person acquires more than 50% of Stantec’s common shares, (b) the nominees of a person holding at least 30% of Stantec’s common shares are elected as directors and comprise a majority of Stantec’s board, or (c) all or substantially all of Stantec’s assets are sold to a third party. For the purpose of his employment agreement, “good reason” means Mr. Gomes’s salary, authority, duties, or responsibility is materially diminished or a material change is made to the geographic location where he must perform his services.

(2)	Retirement means a termination of employment after attaining age 60 with at least ten years of service with the Company, if mutually agreed by the executive and the Company.

(3)	Represents the terms existing under our LTIP. Options granted under our previous Employee Share Option Plan continue to be governed by the terms of that plan and must be exercised within 30 days of the effective date of Mr. Gomes’s termination, resignation or retirement.

(4)	For the purpose of Mr. Gomes’s employment agreement, “Historical Bonus Amount” means the average amount of the last three STIP payments paid to Mr. Gomes. Because significant changes were made to Mr. Gomes’s bonus entitlement under his 2014 employment agreement, transition provisions are provided for in that agreement. For the year ended December 31, 2016, Mr. Gomes’s Historical Bonus Amount is set at $1,041,253 (his average STIP amount from 2014 and 2015).

Stantec Inc. 59

Benefits on Termination and Change of Control for Our NEOs Other Than Our CEO and Alan Krause

Name	Resignation	Termination without Cause	Change of Control and “Double Trigger” Conditions Fulfilled(1)	Retirement(2)
Short-Term Incentive	None	None other than what may be calculated in the severance payment (described below)	None other than what may be calculated in the severance payment (described below)	None
Vested Stock Options(3)	Must be exercised within 90 days of resignation date; options remaining unexercised after that date are cancelled	Must be exercised within 90 days of termination date; options remaining unexercised after that date are cancelled	Must be exercised within 90 days of termination date; options remaining unexercised after that date are cancelled	Remain outstanding and exercisable in accordance with the original life of the option
Unvested Stock Options(3)	Cancelled	Cancelled	All options immediately vest and must be exercised within 90 days of termination date; options remaining unexercised after that are cancelled	Remain outstanding and vest in accordance with their original vesting schedule
Performance Share Units (PSUs)	Cancelled	Cancelled	All PSUs vest based on the actual performance of the Company between the grant date and termination date; paid out within 60 days of termination date	Remain outstanding, vest and pay out in accordance with the performance objectives achieved during the life of the unit on the settlement date originally scheduled
Other Benefits, including the Group RRSP and ESPP	None other than payout of vested benefits	None other than payout of vested benefits	None other than payout of vested benefits	None other than payout of vested benefits
Severance Payment	None

Unpaid salary earned to the termination date, together a payment equal to

•    One times (1x) annual base salary existing as at the termination date, plus

•    One times (1x) the NEO’s Historical Bonus Amount(4)

Unpaid salary earned to the termination date, together with the following:

•    One times (1x) annual base salary existing as at the termination date, plus

•    One times (1x) the NEO’s Historical Bonus Amount(5)

None

(1)	The “double trigger” provisions are fulfilled if a change of control occurs and within 12 months following the change of control, (a) the NEO’s employment is terminated without cause or (b) the NEO terminates his employment with good reason. For the purpose of the employment agreements, a change of control would occur when (a) a person acquires more than 50% of Stantec’s common shares, (b) the nominees of a person holding at least 30% of Stantec’s common shares are elected as directors and comprise a majority of Stantec’s board, or (c) all or substantially all of Stantec’s assets are sold to a third party. For the purpose of the employment agreements, “good reason” means the NEO’s salary, authority, duties, or responsibility is materially diminished or a material change is made to the geographic location where the NEO must perform his services.

(2)	Retirement means a termination of employment after attaining age 60 with at least ten years of service with the Company, if mutually agreed by the executive and the Company.

(3)	Represents the terms existing under our LTIP. Options granted under our previous Employee Share Option Plan continue to be governed by the terms of that plan and must be exercised within 30 days of the effective date of the NEO’s termination, resignation or retirement.

(4)	For the purpose of each NEO’s employment agreement, “Historical Bonus Amount” means the average amount of the last three short-term incentive cash bonuses paid to the NEO. For the purpose of calculating the NEO’s severance payment, the amount of short-term incentive cash bonus paid to each NEO in 2012, 2013, and 2014 is added to the grant date fair value of RSUs granted to the NEO in each of those years.

(5)	Assuming the “double trigger” conditions have been met, Mr. Lefaivre receives two times (2x) his annual base salary existing as at the effective date of termination and two times (2x) his Historical Bonus Amount on a change of control.

60 2017 Management Information Circular

Alan Krause’s Employment Agreement

As noted previously, Mr. Krause entered into an employment agreement with Stantec concurrent with the closing of the MWH acquisition on May 6, 2016. Mr. Krause has a short-term employment agreement that is expected to carry on through the successful integration planning of MWH. Management believes this effort will be substantially complete in or around the fourth quarter of 2017, but the parties may extend or shorten Mr. Krause’s employment based on the progress made. No additional pay or compensation will be owing to Mr. Krause when his fixed-term employment contract ends. Mr. Krause is and has been instrumental to the success of the MWH integration to date. If his employment was terminated without cause before the anticipated end date of his contract, Mr. Krause would receive 12 weeks’ notice or base pay in lieu thereof.

TERMINATION PAYMENT CALCULATION

The following table presents the incremental payments we would have to make to each NEO if a triggering event—a termination without cause or a change of control payment trigger—occurred on the last business day of Stantec’s most recently completed financial year, in this case, 2016:

Name	Termination Payout on a Without-Cause Termination ($)	Termination Payout on a Change in Control ($)
Bob Gomes	3,782,515	3,782,515
Dan Lefaivre	1,010,418	2,020,837
Scott Murray (1)	836,882	836,882
Tino DiManno	838,221	838,221
Alan Krause (1)(2)	160,468	160,468

(1)	Mr. Murray’s and Mr. Krause’s payments would be paid in US dollars. The amounts shown above are converted to Canadian dollars at the 2016 average annual exchange rate of $1.3245.

(2)	Mr. Krause’s incremental payment reflects 12 weeks’ payment of his base salary.

Stantec Inc. 61

Additional Information

Currency

Unless otherwise indicated, the dollar amounts presented in this Management Information Circular are in Canadian dollars.

Interest of Certain Persons in Matters to be Acted On

To our knowledge, other than the election of directors, none of our directors or executive officers, or any associate or affiliate of any such person, has any material interest, direct or indirect, by way of securities or otherwise, in any matter to be acted on at the meeting.

2016 Shareholder Proposals

Shareholder proposals must be submitted no later than December 15, 2017, to be considered for inclusion in next year’s Management Information Circular for the purposes of Stantec’s 2018 annual shareholders’ meeting.

Continuous Disclosure

To obtain copies of this circular, our Annual Information Form for the year ended December 31, 2016, or our Annual Report (which includes the Management’s Discussion and Analysis and Consolidated Financial Statements) for the year ended December 31, 2016, do one of the following:

•       Go to the Company’s website at stantec.com and print copies

•       Request mailed copies from the corporate secretary at 10160 – 112 Street, Edmonton, Alberta, T5K 2L6

You can also access the Company’s disclosure documents and any reports, statements, or other information that the Company files with Canadian provincial securities commissions or other similar regulatory authorities on SEDAR at sedar.com. Financial information for Stantec is provided in the Management’s Discussion and Analysis and Consolidated Financial Statements (both found in our Annual Report) for the year ended December 31, 2016.

62 2017 Management Information Circular

Shareholder Feedback

Stantec maintains a comprehensive investor communications program. We welcome comments and feedback from shareholders. We invite you to comment using the following contact information:

Investor Relations

Telephone: (780) 917-7114

Fax: (780) 917-7330

Email: ir@stantec.com

General Inquiries

Stantec Inc.

10160 – 112 Street

Edmonton, Alberta, Canada T5K 2L6

Telephone: (780) 917-7000

Fax: (780) 917-7330

stantec.com

Directors’ Approval

Our board of directors has approved the contents of this circular and the distribution of the circular to our shareholders.

Paul J. D. Alpern

Senior Vice President, Secretary and General Counsel

Stantec Inc. 63

Schedule A

Overview of Stantec Long-Term Incentive Plan

SHARES AUTHORIZED FOR ISSUANCE UNDER THE PLAN

The Stantec Long-Term Incentive Plan (LTIP) authorizes up to a maximum of 5,000,000 of the Company’s common shares (representing 4.38% of our issued and outstanding shares as of March 14, 2017) to be granted as awards to employees of Stantec and its subsidiaries under the plan. If approved by shareholders at the 2017 annual general meeting, the maximum number of common shares authorized for awards would be increased to 8,550,728 as described on page 14 of this circular.

The common shares issued to settle awards under the Stantec LTIP may be authorized but unissued shares, shares which have been acquired by or on behalf of a trust established by either the Company or a subsidiary and held for future delivery, or shares acquired by delivery of cash to a broker to acquire shares on behalf of an award recipient.

The Stantec LTIP has a number of limitations regarding the issuance of awards to participants, including the following:

•	No more than an aggregate of 1,000,000 shares (representing 0.88% of our issued and outstanding shares as of March 14, 2017) may be made the subject of performance share units or restricted share units

•	The aggregate dollar amount of cash and the fair market value (at the time of issuance of the applicable award) of shares that may be made the subject of 162(m) awards granted in any calendar year to any US resident grantee, must not exceed US$4,000,000 in any calendar year

•	The number of shares issuable to insiders—on an aggregate basis, at any time, and under all security-based compensation arrangements of the Company—must not exceed 10% of the Company’s issued and outstanding shares

•	The number of shares issued to insiders—on an aggregate basis, at any time, and within any one-year period, under all security-based compensation arrangements of the Company—must not exceed 10% of the Company’s issued and outstanding shares

If any outstanding awards under the Stantec LTIP expire, are cancelled, are settled in cash, or are otherwise terminated for any reason without having been exercised or payment having been made in respect of the award, the shares allocated to that award will be available for other awards. In addition, upon settlement of a stock appreciation right in shares, the excess number of shares (covered by the share appreciation right) over the number of shares issued (in settlement of the share appreciation right) may again be made the subject of awards granted under the Stantec LTIP.

ADMINISTRATION OF THE PLAN

The Stantec LTIP is administered by the Corporate Governance and Compensation Committee. Each member of the committee must be a non-employee director (within the meaning of Securities and Exchange Commission Rule 16b-3). The committee will determine who will receive the awards, the times the awards will be granted, the number of shares to be subject to each award, the terms and conditions of each award, and the treatment of awards granted to individuals during leaves of absence. In its discretion but subject to applicable law, the committee may delegate to one or more people any administrative or ministerial duties or non-material determinations under the Stantec LTIP, provided those determinations do not relate to the Company’s executive officers.

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Plan Amendments

The Company may generally amend, suspend, discontinue, or terminate the Stantec LTIP and any outstanding awards granted under it, in whole or in part, at any time, provided that all material amendments to the Stantec LTIP require prior approval of the Company’s shareholders. Examples of amendments that may be made without shareholder approval include

•	Maintaining continuing compliance with applicable laws, regulations, requirements, rules, or policies of any governmental authority or stock exchange

•	Amendments of a “housekeeping” nature

•	Changing the vesting provision of the Stantec LTIP or any award

•	Changing the termination provisions of any award that does not entail an extension beyond the original expiry date of that award

•	Adding a cashless exercise feature payable in securities if that feature provides for a full deduction of the number of underlying securities from the Stantec LTIP share reserve

•	Adding a form of financial assistance and any amendment to a financial assistance provision which is adopted

•	Changing the process by which an award recipient who wishes to exercise an award may do so

As described on page 49 of the Management Information Circular, the Company made a housekeeping amendment to the LTIP in 2016 to change the settlement price methodology for PSUs and RSUs granted under the plan to reflect the volume weighted average trading price of Stantec’s common shares on the TSX for the five trading days immediately preceding the settlement date. Before this amendment, share units were settled using the closing price for Stantec’s common shares on the TSX on the trading day immediately preceding the settlement date. This amendment applies only to PSUs and RSUs that may be granted in the future; it does not apply to PSUs that have already been granted.

No amendments to the Stantec LTIP that require shareholder approval under applicable laws or regulatory requirements will become effective until approval is obtained. Examples of amendments that require shareholder approval include

•	An increase in the maximum number of shares that may be made the subject of awards under the Stantec LTIP

•	Any adjustment (other than in connection with a stock dividend, recapitalization, or other transaction where any adjustment is otherwise permitted or required under the Stantec LTIP) or amendment that reduces or would have the effect of reducing the exercise price of a stock option or share appreciation right previously granted under the Stantec LTIP by any means

•	An increase in the express limits placed on awards set out in the Stantec LTIP that may be granted to any eligible participant

•	An extension of the term of an outstanding stock option or share appreciation right beyond its original expiry date, except as otherwise permitted in accordance with the Stantec LTIP

•	Adding a cashless exercise feature payable in securities if that feature does not provide for a full deduction of the number of underlying securities from the Stantec LTIP reserve

•	Permitting stock options granted under the plan to be transferable or assignable other than for normal estate settlement purposes

•	Any other amendment to the Stantec LTIP that is not (1) an amendment made to maintain continued compliance with applicable laws or regulations or (2) an amendment of a “housekeeping” nature

As well, no change to an outstanding award under the Stantec LTIP that will materially adversely impair the rights of the recipient may be made without the recipient’s consent, unless the amendment is made to maintain continued compliance with applicable laws or regulations.

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Award Adjustments

The committee will determine the appropriate adjustments, if any, to outstanding awards and shares available for future awards in connection with an increase or reduction in the number of shares or any change (including in the case of a spin-off, dividend, or other distribution in respect of shares, a change in value) in the shares or exchange of shares for a different number or kind of shares or other securities of the Company or another corporation because of a reclassification, recapitalization, merger, consolidation, or other change in capitalization as further defined in the Stantec LTIP.

Such adjustments may be made to any of the following:

•	Maximum number and class of shares or other securities with respect to which awards may be granted

•	Maximum number and class of shares or other securities with respect to which awards may be granted to an eligible recipient in any calendar year

•	Number and class of shares and other securities which are subject to outstanding awards granted under the Stantec LTIP and the exercise price of such awards, if applicable

•	Performance objectives

Award Vehicles Available under the Plan

SUMMARY OF AVAILABLE VEHICLES

Under the Stantec LTIP, the Company can issue five different vehicles, which are briefly described in the table below:

Name of Vehicle	Description of Vehicle
Options	Gives the recipient an option to purchase Stantec common shares in the future at a price fixed on the grant date. The option price cannot be less than 100% of the fair market value of the shares on the grant date. The option is subject to vesting restrictions as set by the Company at the time of grant and an expiry date.
Share Appreciation Rights (SARs)	SARs granted under the Stantec LTIP are granted either alone or in connection with an option. A SAR gives the recipient the right to receive payment equal to the appreciation in the Company’s common shares over the term of the SAR. If granted in connection with an option, a SAR covers the same shares as covered by the option and is subject to the same terms and conditions. A recipient can choose to either exercise the option and receive the underlying share, resulting in the cancellation of the SAR, or surrender the option to the Company for cancellation and instead receive the value of the SAR at the time of exercise. If a SAR is granted unrelated to an option, the SAR gives the recipient the right to receive all or some portion of the increase in the value of the shares.
Dividend Equivalent Rights	Gives the recipient the right to receive all or some portion of the cash dividends that are or would be payable in respect of the Company’s shares. A dividend equivalent right is granted in tandem with respect to another type of award available under the LTIP, other than an option.
Restricted Share Units (RSUs)	An RSU is a notional or phantom share unit that gives the recipient the right to receive payment equal to the fair market value of the RSU upon meeting the applicable vesting criteria (the fair market value of an RSU is equal to the 5-day volume weighted average trading price of the Company’s common shares on the TSX immediately prior to the applicable settlement date (VWAP)).
Performance Share Units (PSUs)	A PSU is a notional or phantom share unit that, upon meeting applicable vesting criteria, gives the recipient the right to receive payment equal to either (1) the 5-day volume weighted average trading price of the Company’s common shares on the TSX immediately prior to the applicable settlement date, or (2) a percentage of the VWAP of the shares on the applicable date, based upon attainment of performance objectives ranging from 0% to 200% of the value.

For the purposes of the Stantec LTIP, “fair market value” of the common shares on any relevant date means the closing price of the Company’s common shares on the TSX on the trading day immediately preceding that date.

Awards granted under the Stantec LTIP are generally non-transferable and, in the case of options and SARS, may be exercised during a recipient’s lifetime by the recipient only. However, in the case of options or a related SAR, the recipient’s legal representative or estate may exercise the options or SAR on the recipient’s behalf.

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Performance Objectives

Under the Stantec LTIP, the committee has the discretion to apply performance objectives to options, RSUs, and PSUs. Performance objectives may be expressed in terms of earnings per share, earnings (which may be expressed in earnings before specified items), return on assets, return on invested capital, revenue, operating income, net income, cash flow, total shareholder return, operational metrics (such as voluntary staff turnover, health and safety, quality management, achievement of growth objectives, client satisfaction, and employee satisfaction), or any combination these; or, other than with respect to 162(m) awards, any other metric approved by the committee. The performance objectives may be in respect of performance of the Company, any of its subsidiaries, any of its operating units, individual performance metrics applicable to one or more recipients, or any combination of these.

Performance objectives may be absolute or relative (to prior performance of the Company or to the performance of one or more entities or external indices) and may be expressed in terms of progression within a specified range. The committee has authority to modify performance objectives after they have been established and as appropriate to reflect the impact of certain corporate transactions (such as a stock split or stock dividend), special charges, accounting or tax law changes, or other extraordinary, nonrecurring, or special events or circumstances. However, none of these modifications is permitted to the extent it would cause a 162(m) award to be non-deductible under the provisions of the U.S. Internal Revenue Code.

DETAILS OF EACH AWARD VEHICLE

Following is a more detailed description of the types of awards that are available to be granted under the Stantec LTIP.

Options

The Stantec LTIP provides for both incentive stock options, as defined under section 424 of the U.S. Internal Revenue Code, and nonqualified stock options. The purchase price for all common shares covered by each option cannot be less than 100% of the fair market value of the shares on the grant date. In case of an incentive stock option granted to an individual who, on the grant date, owns shares possessing more than 10% of the Company’s total combined voting power, the exercise price per option must be at least 110% of the fair market value of the options as of the grant date and the incentive stock option is not exercisable following the fifth anniversary of the grant date.

The purchase price for common shares covered by an option must be paid in full at the time of exercise of the option in the form of cash, personal or certified cheque, bank draft, or by tender of other property acceptable to the committee. The committee has the discretion to establish a cashless exercise procedure for the exercise of options.

The committee will determine the term of an option, up to a maximum of 10 years (subject to the limitations described above), as well as the vesting conditions applicable to the option, which may include attainment of performance objectives. The committee may accelerate the exercisability of an option at any time. The committee may also extend the exercise period for the option, but it may not be extended beyond the earlier of (1) the latest date upon which the option could have expired on its original terms or (2) the tenth anniversary of the grant date of the option.

Share Appreciation Rights

Share appreciation rights (SARs) under the Stantec LTIP plan are granted either alone or in tandem with (i.e., in connection with) the grant of an option. A tandem SAR generally terminates on the expiration, forfeiture, or exercise of the related option and is exercisable only to the extent that the option is exercisable. When the tandem SAR is exercised, the related option will be canceled to the extent of the number of shares for which the SAR is exercised. When an option issued with a tandem SAR is exercised, the related SAR will be canceled to the extent of the number of shares for which the option is exercised. If a SAR is granted unrelated to an option, the SAR gives the recipient the right to receive all or some portion of the increase in the value of the shares.

When the SAR is exercised, the recipient will receive payment in an amount determined by multiplying the excess of the fair market value of the common shares on the date the SAR was exercised over the option price by the number of shares as to which the SAR is being exercised. At the time of the grant, the committee will determine the form of payment, which may be in shares, cash, or a combination of shares and cash.

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Dividend Equivalent Rights

Dividend equivalent rights are granted in connection with another award, such as a PSU or RSU. Recipients of dividend equivalent rights are entitled to receive payments in single or multiple installments, as determined by the committee, that are equivalent to all or some portion of the cash dividends payable with respect to the Company’s common shares. The amounts payable may be made currently or deferred until the lapsing of any applicable restrictions on the right to payment for the dividend equivalent right or on the award to which the dividend equivalent right relates.

Payments may be made in cash, common shares, or a combination of cash and common shares. If the amounts payable are deferred, the committee will determine whether the deferred amounts will be held in cash, reinvested in shares, or deemed notionally to be reinvested in shares. If the amounts deferred are to be held in cash, the committee may determine whether interest should be credited on those deferred amounts. Notwithstanding the foregoing, with respect to a dividend equivalent right granted in connection with a SAR that is subject to Section 409A of the U.S. Internal Revenue Code, amounts payable in respect of such dividend equivalent right may not be contingent upon or otherwise payable on the exercise of the SAR and must be treated in a manner that will not result in the SAR being treated as providing for deferred compensation.

Restricted Share Units

Restricted share units (RSUs) represent the right of the recipient to receive a payment upon the vesting of the unit equal to the VWAP of the shares on the date the RSUs were granted, the vesting date, or any other date as determined by the committee when the RSUs were granted. The award of an RSU may be made contingent upon such conditions as established by the committee in connection with the award, including the attainment of performance objectives. Unless otherwise specified in the award agreement, dividend equivalent rights will be granted in tandem with all RSUs.

The committee may provide for the settlement of the RSUs in cash or in shares (at the fair market value), or a combination of these. The committee may, at the time the RSU is granted, provide a limitation on the amount payable in respect of each RSU.

Performance Share Units

Performance share units (PSUs) are similar to RSUs and are made contingent upon such conditions established by the committee in connection with the award, including the attainment of performance objectives. PSUs are denominated in shares, and contingent upon the attainment of specified performance objectives during the performance cycle, each PSU represents a right to payment of either (1) the VWAP of a share on the date the PSU was granted, became vested, or any other date specified by the committee or (2) a percentage of such fair market value ranging from 0% to 200%, depending on the level of performance objectives that have been attained. In no event shall the maximum payment value exceed 200% of the fair market value of a share on the applicable date.

Unless otherwise specified in the award agreement, dividend equivalent rights will be granted in tandem with all PSUs. The committee may provide for settlement of PSUs in cash or shares (at the fair market value) or a combination of these. At the time the PSU is granted, the committee may provide a limitation on the amount payable in respect of each PSU.

EFFECT OF TERMINATION OF EMPLOYMENT ON AWARDS

The Stantec LTIP contains provisions concerning the treatment of awards upon termination of the recipient’s employment. These provisions will apply unless otherwise set forth in an applicable award agreement or unless otherwise determined by the committee at any time before or after the recipient’s termination of employment, with the consent of the recipient.

Generally, if a recipient’s employment terminates for any reason other than those described below, all awards that the recipient holds will be forfeited immediately, except for any vested and exercisable options or SARs the recipient holds, which remain exercisable for 90 days following the termination date. If the recipient dies within 90 days following termination, those options and SARs remain exercisable by the deceased’s estate until the first anniversary of the termination date (but in no event beyond the maximum term of the option or SAR).

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Exceptions to the above treatment of awards upon termination of employment are set out below. Certain specific exceptions may also be specified in the award agreement.

Treatment upon Death

•	Options and SARs – become immediately exercisable as of the termination date, and the recipient’s estate may exercise the options and SARs for one year following the termination date (but in no event beyond the maximum term of the option or SAR)
•	Unvested RSUs – RSUs that are not intended to be performance awards become immediately vested on the termination date and will be settled in accordance with the terms of the award agreement
•	Outstanding Performance Awards – remain outstanding and become immediately vested as if all applicable performance objectives had been satisfied at the 100% target level and are paid on the date the performance award would otherwise have been paid had the recipient remained employed with the Company

Treatment upon Disability

•	Options and SARs – remain outstanding, and unvested options and SARs continue to vest in accordance with the applicable vesting schedule; the recipient or the recipient’s legal representative may exercise the options and SARs as they become exercisable before the expiration of the maximum term of the award
•	Unvested RSUs – RSUs that are not intended to be performance awards become immediately vested on the termination date and will be settled in accordance with the terms of the award agreement
•	Outstanding Performance Awards – remain outstanding and will be paid based on the actual attainment of applicable performance objectives on the date the award would otherwise have been paid had the recipient remained employed with the Company

Treatment upon Retirement

“Retirement” under the Stantec LTIP means a termination of employment after the recipient attains the age of 60 with at least 10 years of service to the Company, and other than by death, disability, for cause, or a voluntary termination by the recipient or without cause termination by the Company, unless the recipient and the Company mutually agree that such termination is considered a retirement.

•	Options and SARs – remain outstanding, and unvested options and SARs continue to vest in accordance with the applicable vesting schedule; the recipient may exercise the options and SARs as they become exercisable before the expiration of the maximum term of the award
•	Unvested RSUs – RSUs that are not intended to be performance awards remain outstanding and continue to vest in accordance with their applicable vesting schedule and be settled as described in the award agreement
•	Performance Awards – remain outstanding and will be paid based on the actual attainment of applicable performance objectives on the date the award would otherwise have been paid had the recipient remained employed with the Company

Treatment upon Termination following a Change in Control (Double Trigger)

If within 12 months following the occurrence of a change in control of the Company the recipient’s employment with the Company is terminated without cause or the recipient terminates his or her employment with the Company for good reason, the recipient’s outstanding awards will be treated as follows:

•	Options and SARs – become immediately exercisable as of the termination date
•	Unvested RSUs – become fully vested as of the termination date and will be settled as described in the award agreement
•	Performance Awards – become immediately vested as if all performance objectives had been satisfied based on the achievement of such objectives as of the termination date, and the recipient will receive a cash payment in respect of all such performance awards within 60 days after the termination date

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Effect of Certain Transactions

If the Company is involved in a liquidation, dissolution, merger, or consolidation, or an acquisition of all of the issued and outstanding shares of the Company by any person (unless such acquisition is a non-control transaction) (a Transaction), outstanding awards will be treated as provided for in the agreement entered into in connection with the transaction, or if not provided for in the agreement, recipients will be entitled to receive the same consideration that each holder of one of our common shares was entitled to receive in the transaction in respect of a common share. However, the consideration will remain subject to all of the conditions, restrictions, and performance criteria that were applicable to the awards before the transaction took place.

If a change of control is a Transaction (as described above), and if outstanding awards are not assumed, substituted or otherwise dealt with in the applicable Transaction agreement as described above, then the recipient’s outstanding awards will be treated as follows upon the occurrence of the change in control:

•	Options and SARs – become immediately exercisable
•	Unvested RSUs – become fully vested and settled in accordance with the terms of the award agreement
•	Performance Awards – become immediately vested as if all performance objectives had been satisfied based on the achievement of such objectives as of the occurrence of the change in control, and the recipient will receive a cash payment in respect of all such performance awards within 60 days following the change of control

Additional Plan Terms

The following is a summary of certain additional terms and conditions set out in the Stantec LTIP.

Misconduct

If a recipient has used for profit or disclosed to unauthorized persons confidential information or trade secrets of the Company or has engaged in unlawful trading in the Company’s securities or of another company based on information gained as a result of that recipient’s employment with the Company, the recipient forfeits all rights under any outstanding awards granted to him or her under the Stantec LTIP, and the outstanding awards shall automatically terminate unless the Committee determines otherwise.

Executive Compensation Clawback Policy

All awards granted under the Stantec LTIP and the proceeds received from those awards are subject to the Company’s Executive Compensation Clawback Policy as adopted by the board of directors from time to time or in accordance with any other agreement or other arrangement between the recipient and the Company.

Taxes and Multiple Jurisdictions

The Company has the right to make all applicable withholding taxes in connection with the recipient’s receipt of shares or cash in connection with an award granted under the Stantec LTIP. Recipients may be subject to taxation under the U.S. Internal Revenue Code, the laws of Canada, and the laws of other jurisdictions as applicable. Without amending the Stantec LTIP, the committee may grant, settle, or administer awards on different terms and conditions from those specified in the Stantec LTIP as the committee may deem necessary or desirable to effect the purposes of the Stantec LTIP, subject to applicable law.

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Schedule B

Activities of the Audit and Risk Committee in 2016

The Audit and Risk Committee met four times in 2016 and in accordance with its charter and internal work plan, accomplished the following:

FINANCIAL REPORTING

✔	Reviewed and recommended for approval by the board the annual Consolidated Financial Statements, Management’s Discussion and Analysis, related financial press releases, and Annual Information Form
✔	Reviewed and approved the quarterly Consolidated Financial Statements, Management’s Discussion and Analysis, and related financial press releases
✔	Reviewed with management and the shareholders’ auditors the appropriateness of Stantec’s accounting and financial reporting, developments in accounting reporting standards, accounting treatment of significant risks and uncertainties, key estimates and judgments of management that were material to Stantec’s financial reporting, and disclosure of critical accounting policies
✔	Reviewed with management quarterly the indicators of impairment to the Company’s goodwill
✔	Reviewed with management emerging best practices related to financial reporting

INTERNAL CONTROL OVER FINANCIAL REPORTING, DISCLOSURE CONTROLS AND PROCEDURES, AND INTERNAL AUDIT

✔	Reviewed management’s assessment of the effectiveness of internal control over financial reporting required under the Sarbanes-Oxley Act of 2002 (SOX) Section 404; the president and CEO and the CFO continue to certify Stantec’s annual and interim filings, which include the Consolidated Financial Statements, Management’s Discussion and Analysis, and Annual Information Form, as required by the Canadian Securities Administrators and by SOX
✔	Reviewed management’s evaluation of the effectiveness of Stantec’s disclosure controls and procedures required under SOX Section 302 and adopted by the CSA
✔	Participated in the recruitment and appointment of a new Chief Audit Executive
✔	Reviewed and approved the internal audit plan
✔	Examined the reports of the internal auditor concerning the effectiveness of internal control
✔	Received annual evaluations from the internal auditor of the procedures that exist for the review of financial information (extracted or derived from financial statements) that is publicly disclosed by the Company
✔	Met with the internal auditor without management present at each of the four regularly scheduled Audit and Risk Committee meetings
✔	Received the office of the general counsel’s quarterly reports on legal matters that present material risks and quarterly reports on compliance with applicable laws and regulations

EXTERNAL AUDITORS—THE SHAREHOLDERS’ AUDITORS

✔	Recommended to the board the firm of chartered accountants to be nominated for appointment as the external auditor
✔	Reviewed the external auditor’s annual client services plan
✔	Conducted a comprehensive review of the external auditor’s performance under the new guidance for such reviews
✔	Reviewed and approved proposed external audit fees for the year
✔	Reviewed and discussed the quarterly and annual financial statements reports from the external auditor, as well as reports outlining all relationships between the external auditor and Stantec, to confirm the independence of the external auditor
✔	Approved all audit and preapproved all non-audit services provided by the external auditor
✔	Met with the external auditor without management present at each of the four regularly scheduled Audit and Risk Committee meetings

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RISK OVERSIGHT

✔	Focused on reviewing the risks Stantec faced in 2016 in the context of changing economic and risk environments; the committee reviewed the Annual Risk Report of management regarding Stantec’s principal risks, including those that highlight the potential and realized impact of the deterioration in economic and financial markets on Stantec’s business, liquidity, and counterparty exposures
✔	Reviewed our significant credit and market risk exposures, the industry sector analyses, and the strategies of Stantec’s major business units, including related risk methodologies in conjunction with the board strategy session
✔	Considered risk issues in the broad context of Stantec’s enterprise-wide strategic management framework and the risk-adjusted return on capital of significant new businesses and line-of-business initiatives
✔	Reviewed, amended, and approved corporate policies that address risk management by means of controls, including controls on the authorities and limits delegated to the president and CEO
✔	Completed reviews of management’s risk assessments required for all acquisitions approved by the board during the year
✔	Completed a detailed risk assessment for the MWH acquisition
✔	Reviewed Stantec’s methods for identifying, evaluating, and anticipating principal risks
✔	Reviewed the impact of the Company’s capital structure on its current and future profitability
✔	Reviewed the disclosure regarding risk and risk factors in Stantec’s Management’s Discussion and Analysis and Annual Information Form

OTHER MATTERS

✔	Reviewed and revised the Audit and Risk Committee Terms of Reference and work plan
✔	Completed the annual self-assessment of the committee’s performance and reported thereon to the board
✔	Reviewed whistleblower procedures, which allow officers and employees to confidentially and anonymously report potential violations of Stantec’s Code of Conduct and concerns relating to accounting, internal accounting controls, and auditing matters
✔	Reviewed reports relating to employee conduct procedures, including conflict of interest, personal trading in securities, and results of the annual acknowledgement process
✔	Reviewed an annual report from the CFO regarding use of the Company’s private aircraft

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Schedule C

Activities of the Corporate Governance and Compensation Committee in 2016

The Corporate Governance and Compensation Committee met nine times in 2016 and, in accordance with its terms of reference and internal work plan, accomplished the following:

CORPORATE GOVERNANCE PROCESS REVIEW

✔	Reviewed corporate policies and procedures for each of the following key governance areas:
•	Corporate strategy and strategic planning
•	Annual budgeting
•	Identification of principal business risks and systems for managing such risks
•	CEO and senior management succession planning
•	Corporate communications
•	Corporate internal controls and management information systems
✔	Reviewed all board-approved policies and reported back to the board
✔	Reviewed the duties and responsibilities of the board and its committees, along with the position descriptions for the chair of the board, the CEO, and the chair of each committee
✔	Ensured that each committee reviewed its terms of reference and updated them as required
✔	Received regular updates from management and corporate counsel on current corporate governance issues, including “say on pay” advisory votes, changes to best practices in corporate governance, and legislative reform initiatives in Canada and the United States
✔	Participated in shareholder engagement activities, including meeting with the Canadian Coalition for Good Governance
✔	Reviewed compliance with CEO and senior executive share ownership requirements

BOARD OF DIRECTORS GOVERNANCE

✔	Reviewed the criteria, profile, and qualifications for new nominees to fill vacancies on the board
✔	Managed the internal continuing education program for current directors
✔	Conducted the annual board assessment and individual director assessment process
✔	Conducted the annual self-assessment process for the Corporate Governance and Compensation Committee
✔	Set the number of directors and the membership of committees for the year for recommendation to the board
✔	Reviewed director compliance with share ownership requirements
✔	Developed a board chair and committee chair succession planning framework

COMPENSATION MATTERS

✔	Reviewed and approved the CEO’s recommendations for 2016 compensation for the Company’s executive leadership team
✔	Reviewed and recommended to the board for approval the CEO’s 2016 short-term incentive plan award
✔	Reviewed and approved the issuance of performance share units to the executive leadership team under the Long Term Incentive Plan
✔	Reviewed and approved the 2016 option grant to the eligible participants
✔	Reviewed and approved the refreshment and reloading of the share reserve pool for the Company’s Long Term Incentive Plan
✔	Completed a review of the adequacy and form of compensation of directors and recommended changes to the board for approval

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PERFORMANCE REVIEW AND SUCCESSION PLANNING

✔	Developed annual performance objectives for the CEO for 2016
✔	Reviewed the performance of the CEO on a quarterly basis against his 2016 objectives in a session conducted in camera with the CEO
✔	Reviewed the CEO succession planning measures and developed both an emergency plan and a strategic long-term plan for CEO succession
✔	Reviewed the CEO’s succession plans for the executive leadership team on a quarterly basis in a session conducted in camera with the CEO

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Stantec